Filed Pursuant to Rule 424(b)(5)
Registration No. 333-184078

Prospectus Supplement

(To prospectus dated September 28, 2012)

6,925,740 Shares

Tesla Motors, Inc.

Common Stock

This is a public offering of shares of common stock of Tesla Motors, Inc.

Tesla is offering all of the shares to be sold in the offering.

Our common stock is traded on the Nasdaq Global Select Market under the symbol “TSLA.” The last reported sale price of our common stock on September 27, 2012, as reported on Nasdaq, was $28.49 per share.

Mr. Elon Musk, our Chief Executive Officer, Product Architect and Chairman of our Board of Directors, has indicated his interest in purchasing up to 35,398 shares of our common stock in this offering at the public offering price, for an aggregate purchase price of approximately $1 million.

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described under “Risk Factors” on page S-10 of this prospectus supplement before making a decision to invest in our common stock.

	Per Share	Total
Offering price	$28.25	$195,652,155
Underwriting discount	$0.35802	$2,479,565
Proceeds, before expenses, to Tesla	$27.89198	$193,172,590

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

To the extent that the underwriter sells more than 6,925,740 shares of common stock, the underwriter has the option to purchase up to an additional 1,038,861 shares from Tesla Motors, Inc. at the offering price less an underwriting discount of $0.42375 per share.

The underwriter expects to deliver the shares of common stock against payment in New York, NY on or about October 3, 2012.

Goldman, Sachs & Co.

Prospectus Supplement dated September 28, 2012

Unless we have indicated otherwise, references in this prospectus to “Tesla,” “we,” “us,” “our” and similar terms refer to Tesla Motors, Inc. and its subsidiaries.

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

You should rely only on the information contained, or incorporated by reference, in this prospectus supplement and the accompanying prospectus. Neither we nor the underwriter has authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell the securities in any jurisdiction where the offer or sale is not permitted or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. You should not assume that the information in this prospectus supplement, the accompanying prospectus or any document incorporated by reference is accurate or complete as of any date other than the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date.

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The second part, the accompanying prospectus, gives more general information. You should not consider any information in this prospectus supplement or the accompanying prospectus to be investment, legal or tax advice. You should consult your own counsel, accountants and other advisers for legal, tax, business, financial and related advice regarding the purchase of the common stock offered by this prospectus supplement. If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information contained in this prospectus supplement.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the common stock offered by this prospectus supplement. This prospectus supplement, filed as part of the registration statement, does not contain all the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us, we refer you to the registration statement and to its exhibits and schedules.

We file annual, quarterly and current reports and other information with the SEC. You may read and copy any materials we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the Public Reference Room. The SEC also maintains an internet website at www.sec.gov that contains periodic and current reports, proxy and information statements, and other information regarding registrants that are filed electronically with the SEC.

These documents are also available, free of charge, through the Investors section of our website, which is located at www.teslamotors.com. The reference to our website address does not constitute incorporation by reference of the information contained on our website.

S-ii

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus, including the documents incorporated or deemed to be incorporated by reference into this prospectus supplement and the accompanying prospectus, may include forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act). All statements other than statements of historical facts contained in this prospectus supplement and the accompanying prospectus, including statements relating to the progress we are making with respect to the development, testing, performance, attributes, ability to add future options, quality expectations, safety expectations, schedule of development, test drives, production ramp and delivery expectations of Model S; the schedule, development, features, anticipated performance, safety expectations, volume expectations and pricing of, and our ability to leverage the Model S platform for, Model X; the ability of our suppliers to supply quality parts in volumes consistent with our production ramp of Model S; the ability to achieve vehicle volume, revenue, gross margin, spending and profitability and free cash flow targets (defined as cash flow from operations less capital expenditures); our ability to produce vehicles in volume at the Tesla Factory in Fremont, California; the schedules related to, the financial results, including the total value, expected from, and the expected benefits from working on the development programs with Daimler and Toyota; our ability to execute multiple product development programs simultaneously; and future store, service center and Tesla Supercharger opening and expansion plans are “forward-looking statements” that are subject to risks and uncertainties. These forward-looking statements are based on management’s current expectations, and as a result of certain risks and uncertainties actual results may differ materially from those projected. The following important factors, without limitation, could cause actual results to differ materially from those in the forward-looking statements: further delays in the ramping of production of Model S, including the ability of suppliers to supply parts at desired quality and quantity levels; our future success depends on our ability to design and achieve market acceptance of new vehicle models, specifically Model S and Model X; consumers’ willingness to adopt electric vehicles and electric cars in particular; our ability to manage our business consistent with the requirements of our DOE Loan Facility; risks associated with the ability to achieve the expected financial results from the development and production of powertrain systems for the Toyota RAV4 EV and vehicles for Daimler; competition in the automotive market generally and the alternative fuel vehicle market in particular; our ability to establish, maintain and strengthen our brand; the unavailability, reduction or elimination of governmental and economic incentives for electric vehicles; our ability to establish, maintain and strengthen our relationships with strategic partners such as Daimler, Toyota and Panasonic; and our ability to execute on our plans for our new interactive retail strategy and for new store, service center and Tesla Supercharger openings. We disclaim any obligation to update information contained in these forward-looking statements whether as a result of new information, or future events, except as required by law.

More information on potential factors that could affect our financial results is included from time to time in our SEC filings and reports, including the risks identified under the section captioned “Risk Factors” in our periodic reports on Form 10-K and Form 10-Q that we file with the SEC. We disclaim any obligation to update information contained in these forward-looking statements whether as a result of new information, future events, or otherwise.

Although we undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law, you are advised to consult any additional disclosures we make in our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. See “Where You Can Find More Information.”

S-iii

SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference. This summary sets forth the material terms of this offering, but does not contain all of the information you should consider before investing in our common stock. You should read carefully this entire prospectus supplement and the accompanying base prospectus, including the documents incorporated by reference in this prospectus supplement and the accompanying prospectus, before making an investment decision to purchase our common stock, especially the risks of investing in our common stock discussed in the section entitled “Risk Factors” in this prospectus supplement as well as the consolidated financial statements and notes to those consolidated financial statements incorporated by reference into this prospectus supplement and the accompanying prospectus.

TESLA MOTORS, INC.

Overview

We design, develop, manufacture and sell high-performance fully electric vehicles and advanced electric vehicle powertrain components. We own our sales and service network and have operationally structured our business in a manner that we believe will enable us to rapidly develop and launch advanced electric vehicles and technologies. We believe our vehicles, electric vehicle engineering expertise, and operational structure differentiates us from incumbent automobile manufacturers.

We are the first company to commercially produce a federally-compliant highway-capable electric vehicle, the Tesla Roadster, which was first introduced in 2008. The Roadster’s proprietary electric vehicle powertrain system is the foundation of our business and, with design enhancements, forms the basis for our Model S sedan, our Model X crossover and other future vehicles. We began deliveries of Model S in June 2012.

Our Model S is being manufactured with an adaptable platform architecture upon which other future vehicles, including our Model X crossover, will be based. We revealed a prototype of the Model X crossover in February 2012. We plan to start Model X production in 2014.

In addition to developing our own vehicles, we provide services for the development of electric powertrain components and sell electric powertrain components to other automotive manufacturers. We have provided development services and powertrain components to Daimler AG (Daimler) for its Smart fortwo and A-Class electric vehicles and are developing a full electric powertrain for an additional Mercedes Benz vehicle. Additionally, we are providing a full electric powertrain system to Toyota Motor Corporation (Toyota) which has been integrated into an electric version of the Toyota RAV4.

We were incorporated in 2003 in Delaware. As of September 21, 2012, we had 2,580 employees worldwide. We are headquartered in Palo Alto, California. Our principal executive offices are located at 3500 Deer Creek Road, Palo Alto, California 94304, and our telephone number at this location is (650) 681-5000. We completed our initial public offering in July 2010 and our common stock is listed on the Nasdaq Global Select Market under the symbol “TSLA.” Our website address is www.teslamotors.com. Information contained on our website is not incorporated by reference into this prospectus supplement or the accompanying prospectus and you should not consider information on our website to be part of this prospectus supplement or the accompanying prospectus.

The “Tesla” design logo, “Tesla,” “Tesla Motors,” “Tesla Roadster,” “Model S,” “Model X” and other trademarks or service marks of Tesla appearing in this prospectus supplement and the accompanying prospectus are the property of Tesla.

Recent Developments

Model S Production Ramp

We commenced production of our Model S in June 2012. We continue to ramp production of Model S at the Tesla Factory with the goal of producing the world’s finest automobile. The Model S is an all new vehicle which we are producing with new employees using new equipment. As our main focus is on quality, we have methodically increased our Model S production at a rate slower than we had earlier anticipated. To produce a vehicle that meets our quality standards requires us to carefully analyze each step of our production ramp, improve the efficiency of our manufacturing processes and continue to train our employees. Our suppliers also must produce new products in sufficient quantities and quality levels to meet our increasing demand. Certain suppliers have experienced delays in meeting our demand and we continue to focus on supplier capabilities and constraints. As of September 23, 2012, we have produced a total of 255 Model S vehicles, including 77 Model S vehicles produced during the week ended September 23, 2012. We anticipate producing over 300 vehicles in the third quarter. We plan to continue our ramp in order to reach our objective of weekly production of 400 Model S vehicles before the end of 2012 which should enable us to produce more than 20,000 Model S vehicles in 2013.

We now anticipate that we will deliver between 200 and 225 Model S vehicles to customers in the third quarter and between 2,500 and 3,000 Model S vehicles in the fourth quarter. As such, we believe we will be approximately four to five weeks behind our previously announced Model S delivery goals as of the end of 2012. As of September 23, 2012, we have delivered 132 Model S vehicles to customers which includes 42 vehicles delivered during the week ended September 23, 2012. The difference between Model S vehicles “delivered” and Model S vehicles “produced” is due in part to the production of 34 vehicles for marketing and engineering purposes, the time it takes us to do final preparation of the vehicles for customer delivery, ship Model S vehicles to various final destinations around the United States and arrange for delivery of such vehicles to customers. We only recognize revenue on delivery of vehicles to customers. As our delivery processes continue to mature, we anticipate that the difference between vehicles produced and vehicles delivered will continue to shrink. This gap will widen again, however, during holiday periods and when we begin to ship vehicles to both Europe and Asia in 2013 due to longer transit times for such vehicles.

To increase the rate of production of Model S, we have taken a number of actions, including working with suppliers to help improve quality and timely delivery of parts, adding automation and second shifts in certain manufacturing areas, increasing training of our manufacturing staff to improve manufacturing processes, and making changes to personnel in our quality control department. We anticipate, however, that manufacturing and supplier issues will continue to arise and need to be addressed in a timely manner.

Sales and Marketing Update

As of September 23, 2012, our Model S reservations, after subtracting deliveries, were approximately 13,000, up from approximately 11,500 at June 30, 2012. The third quarter has been the strongest quarter in our history for new Model S reservations, totaling more than 2,600 to date. We expect that our quarter-on-quarter new reservations will continue to grow as we open new stores and services centers worldwide, have more Model S vehicles available for customer viewing and test drives, launch our Supercharger network, make lower priced versions of Model S available, launch Model S in Europe and Asia and as consumer familiarity with Tesla and the Model S continues to grow. Our new reservations for the quarter were partially offset by cancellations which increased as we asked the first several thousand customers on our reservation list to configure their cars for delivery or risk losing their production slot. As a result, we expect that total net reservations for the quarter will increase by approximately 1,600. We expect the cancellation rate to decrease after we work through the older reservations on our list and there is less of a gap between a customer placing a reservation, configuring the car and receiving delivery.

Even if we were to receive no new net reservations, we expect that it would take more than six months to completely work through our existing Model S reservation backlog assuming production rates remain consistent with our current expectations. We expect, however, that reservations will continue to increase for the reasons indicated above.

As of September 23, 2012, approximately 1.5 million people had visited our 11 new design stores in the United States this year. In the third quarter to date, we have opened three new Tesla locations in Scottsdale, Arizona, Portland, Oregon, and Long Island, New York, bringing the total number of stores and galleries to 25. We plan to open one more location in the third quarter in Boston, Massachusetts, as well as an additional eight locations in the fourth quarter of this year at strategic locations in North America, several of which will be in the northeast corridor of the United States. This will allow us to reach out to a much larger base of customers across the country. As a result of these initiatives, we anticipate that there will be sufficient ongoing reservations such that after we achieve steady state production of 400 cars per week, we will still be building cars to fulfill our reservation backlog throughout 2013.

We are also expanding the number of Tesla service centers. Because our customers reserve Model S in advance, we know where the first Model S vehicles will be delivered which makes it possible for us to open service centers strategically and cost-effectively. We currently have 19 service centers worldwide and plan to add over 15 during the remainder of 2012. By the end of 2012, we expect that approximately 80% of current Model S reservation holders in North America will be within 50 miles of a Tesla service center.

To allow our customers to drive their Model S vehicles between city centers, as opposed to within them, and to support distance travelling, we will begin rolling out the Tesla Supercharger network at the end of this month. The Tesla Supercharger is an industrial grade, high-speed charger designed to replenish approximately 150-160 miles of driving range in 30 minutes when applied to an 85 kWh Model S vehicle. The Tesla Supercharger network is designed to provide fast-charge capability to owners of Model S vehicles equipped with Supercharger hardware. The objective of the Supercharger network is to conveniently allow a Model S customer to drive across many parts of America with fast charge capability. We expect that the Tesla Supercharger network will grow systematically over the next few years. The initial Supercharger locations will enable travel between Los Angeles and San Francisco, San Francisco and Lake Tahoe, and Los Angeles and Las Vegas. The physical locations of

Superchargers will be convenient natural stops for long-distance trips and will enable multiple Model S vehicles to charge simultaneously.

We also continue our development projects with our strategic partners. This month, Toyota is launching the Toyota RAV4 EV which is an all-electric Toyota RAV4 for which we have supplied the battery and electric powertrain system. Additionally, we continue to work with Daimler on our previously announced collaborations.

Updated 2012 and Third Quarter Financial Guidance

Consistent with our anticipated slower ramp in production and customer deliveries, we now anticipate revenue for 2012 of $400 to $440 million, primarily reflecting a decrease in the number of Model S vehicles we plan to deliver in 2012. We also believe that third quarter revenue will be in the range of $44 to $46 million, reflecting lower deliveries of Model S as well as the deferral of revenue associated with development services.

In the third quarter of 2012, we anticipate that our gross margin will be negatively affected primarily by the limited number of Model S vehicles we intend to deliver, the consequent allocation of all manufacturing and labor overhead costs across a smaller number of vehicles, manufacturing inefficiencies, higher costs for initial parts, and the delay of development services revenue from Daimler, resulting in a negative gross margin in the range of 15% to 18%. Revenue from Daimler will be recognized when we reach final agreement upon the development milestones and related payments which we anticipate finalizing in the fourth quarter of 2012. In the fourth quarter we expect gross margin to improve substantially and turn positive mainly due to higher Model S volume, as well as cost efficiencies and planned cost reductions.

We expect R&D spending for the third quarter to be approximately 20% lower than the second quarter, as this will be the first quarter in which a material amount of our Model S manufacturing expenses will be reflected in cost of goods sold rather than in research and development and as one-time Model S development expenses decline. We also expect selling, general and administrative expenses for the third quarter to increase modestly over the prior quarter as we continue to increase our vehicle selling and servicing capabilities. We believe capital expenditures will be between $220 and $240 million for 2012.

For 2013, we plan to exceed our objective of 20,000 Model S deliveries in 2013 and expect to achieve a gross margin of 25% in 2013 once we achieve manufacturing efficiencies and planned cost reductions associated with higher volume production and improvements in the margins of our powertrain sales.

We have now fully drawn down our $465 million DOE Loan Facility. As of September 30, 2012, and inclusive of the net proceeds of this offering, we expect to have approximately $293 million in principal sources of liquidity from our cash and cash equivalents and current restricted cash. This will include our cash and cash equivalents in the amount of approximately $267 million which will include our investments in money market funds, as well as restricted cash of approximately $25 million which will include cash of $15 million deposited in dedicated DOE accounts in accordance with the requirements of our DOE Loan Facility and which will be used for repayment of all principal and interest that will come due on December 15, 2012. We currently expect to be close to free cash flow breakeven (defined as cash flows from operations less capital expenditures) at the end of the fourth quarter of 2012.

DOE Loan Covenant Update

On January 20, 2010, we entered into a loan facility with the Federal Financing Bank (FFB), and the DOE, pursuant to the ATVM Incentive Program. We refer to the loan facility with the DOE, as amended, as the DOE Loan Facility. The DOE Loan Facility requires, among other things, that we comply with certain financial covenants and fund a debt service account. The financial covenants include a minimum current ratio, which is a ratio of our current assets to our current liabilities (taking into account certain categorical exclusions); a minimum fixed charge coverage ratio, which is a ratio of consolidated adjusted EBITDA to consolidated fixed charges; and a maximum ratio of total liabilities to stockholder equity. The DOE Loan Facility was amended in June 2011 to expand our cash investment options, in February 2012 to modify the timing of certain future financial covenants and funding of the debt service reserve account, and in June 2012 to allow us to effect certain initiatives in our business plan. We entered into another amendment with the DOE in September 2012 that: (i) removed our obligation to comply with the current ratio financial covenant for the third quarter of 2012; (ii) amended our funding requirements for the dedicated debt service reserve account to (a) postpone until February 15, 2013, $14.6 million of the $28.8 million pre-funding payment originally due on October 15, 2012; and (b) make additional pre-funding payments, beginning June 15, 2013, of between $14.2 million to $14.5 million each quarter to pre-fund the quarterly principal and interest payments due from September 15, 2013 through December 15, 2014; and (iii) added a covenant requiring us to work in good faith with the DOE to develop an early repayment plan for our outstanding DOE Loan Facility on terms satisfactory to the DOE.

Based upon our current financial forecast, we currently anticipate that if we do not raise the proceeds anticipated from this offering and do not otherwise adjust our operations accordingly or amend the DOE Loan Facility, we may not be compliant with the current ratio covenant for the quarterly period ending March 31, 2013. For the quarters ending September 30, 2013 and December 31, 2013, we currently anticipate that without taking advantage of additional revenue opportunities or making adjustments to our spending, we expect that we will need to seek an amendment from the DOE to modify the fixed charge coverage ratio covenant. Moreover, we currently anticipate that without raising capital in addition to this offering, we would need to seek an amendment from the DOE to modify the total liabilities to stockholder equity covenant for the quarter ending March 31, 2014 and the two subsequent quarters.

We are currently working cooperatively with the DOE to obtain these amendments. For more information about the potential consequences of a failure to comply with or obtain waivers from the financial covenants of our DOE Loan Facility, please see “Risk Factors – Risks Related to Our Business and Industry – We are dependent upon our loan facility from the United States Department of Energy.”

THE OFFERING

Issuer	Tesla Motors, Inc.

Common stock we are offering	6,925,740 shares

Common stock to be outstanding after this offering	112,687,773 shares (or 113,726,634 shares if the underwriter exercises in full its option to purchase additional shares).

Use of proceeds	We expect to receive net proceeds from this offering of approximately $192.7 million (or approximately $221.6 million if the underwriter exercises its option to purchase additional shares in full) after deducting the underwriting discounts and commissions and our estimated expenses. The net proceeds are based on the public offering price of $28.25 per share. We intend to use the net proceeds from this offering for general corporate purposes. See “Use of Proceeds.”

Risk factors	See “Risk Factors” beginning on page S-10 and other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of factors you should consider carefully before investing in our common stock.

Elon Musk share purchase	Mr. Elon Musk, our Chief Executive Officer, Product Architect and Chairman of our Board of Directors, has indicated his interest in purchasing up to 35,398 shares of our common stock in this offering at the public offering price, for an aggregate purchase price of approximately $1 million.

Nasdaq Global Select Market symbol	“TSLA”

The number of shares of common stock that will be outstanding after this offering is based on the 105,762,033 shares outstanding as of September 18, 2012 and excludes:

•

24,842,285 shares of common stock issuable upon the exercise of options outstanding at September 18, 2012 at a weighted average exercise price of $20.65 per share, including 5,274,901 shares of common stock issuable upon the exercise of an option granted to our CEO Elon Musk on August 13, 2012, which will vest upon the achievement of certain milestones;

•

3,085,011 shares of common stock issuable upon the exercise of a warrant granted to the DOE in connection with the closing of our DOE Loan Facility in January 2010, at an exercise price of $7.54 per share and 5,100 shares of common stock issuable upon the exercise of a warrant granted to the DOE in May 2010, at an exercise price of $8.94 per share (if we prepay our DOE Loan Facility in full or in part, the total amount of shares exercisable under these warrants will be proportionately reduced); and

•

3,141,428 shares of common stock reserved for future issuance under our stock-based compensation plans, consisting of 1,122,662 shares of common stock reserved for issuance under our 2010 Equity Incentive Plan and 2,018,766 shares of common stock reserved for issuance under our 2010 Employee Stock Purchase Plan and shares that become available under the 2010 Equity Incentive Plan and 2010 Employee Stock Purchase Plan pursuant to provisions thereof that automatically increase the share reserves under the plans each year.

Unless otherwise indicated, all information in this prospectus supplement assumes no exercise by the underwriter of its right to purchase up to an additional 1,038,861 shares of common stock from us.

SUMMARY CONSOLIDATED FINANCIAL DATA

The consolidated statements of operations data for the years ended December 31, 2009, 2010 and 2011, are derived from our audited consolidated financial statements that are incorporated by reference into this prospectus supplement. The summary unaudited consolidated financial data for the six months ended June 30, 2011 and 2012 and as of June 30, 2012 are derived from our unaudited consolidated financial statements that are incorporated into this prospectus supplement. The unaudited consolidated financial statements were prepared on a basis consistent with our audited consolidated financial statements and include, in the opinion of management, all adjustments necessary for the fair statement of the financial information contained in those statements. The historical results presented below are not necessarily indicative of financial results to be achieved in future periods.

The following selected consolidated financial data should be read in conjunction with our consolidated financial statements and the related notes included in our annual and quarterly reports which are incorporated by reference into this prospectus supplement.

				(unaudited)
	Year Ended December 31,			Six Months Ended June 30,
	2009	2010	2011	2011	2012
	(in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Revenues:
Automotive sales	$111,943	$97,078	$148,568	$72,656	$41,299
Development services	—	19,666	55,674	34,545	15,521

Total revenues	111,943	116,744	204,242	107,201	56,820
Cost of revenues(1):
Automotive sales	102,408	79,982	115,482	57,489	34,082
Development services	—	6,031	27,165	13,176	7,766

Total cost of revenues	102,408	86,013	142,647	70,665	41,848
Gross profit	9,535	30,731	61,595	36,536	14,972
Operating expenses(1):
Research and development (net of development compensation of $23,249 for the year ended December 31, 2009)	19,282	92,996	208,981	93,693	143,245
Selling, general and administrative	42,150	84,573	104,102	48,928	66,665

Total operating expenses	61,432	177,569	313,083	142,621	209,910
Loss from operations	(51,897)	(146,838)	(251,488)	(106,085)	(194,938)
Interest income	159	258	255	86	164
Interest expense	(2,531)	(992)	(43)	—	(149)
Other expense, net(2)	(1,445)	(6,583)	(2,646)	(1,556)	(385)

Loss before income taxes	(55,714)	(154,155)	(253,922)	(107,555)	(195,308)
Provision for income taxes	26	173	489	289	168

Net loss	$(55,740)	$(154,328)	$(254,411)	$(107,844)	$(195,476)

Net loss per share of common stock, basic and diluted(3)	$(7.94)	$(3.04)	$(2.53)	$(1.12)	$(1.86)
Shares used in computing net loss per share of common stock, basic and diluted(3)	7,021,963	50,718,302	100,388,815	96,478,256	105,013,398

(1)	Includes stock-based compensation expense as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2009	2010	2011	2011	2012
	(in thousands)
Cost of revenues	$61	$243	$670	$335	$85
Research and development	376	4,139	13,377	5,317	13,065
Selling, general and administrative	997	16,774	15,372	7,200	10,104

Total	$1,434	$21,156	$29,419	$12,852	$23,254

(2)	In January 2010, we issued a warrant to the DOE in connection with the closing of the DOE Loan Facility to purchase shares of our Series E convertible preferred stock. This convertible preferred stock warrant became a warrant to purchase shares of our common stock upon the closing of our initial public offering (IPO). Beginning on December 15, 2018 and until December 14, 2022, the shares subject to purchase under the warrant will become exercisable in quarterly amounts depending on the average outstanding balance of the DOE Loan Facility during the prior quarter. Since the number of shares of common stock ultimately issuable under the warrant will vary, this warrant will be carried at its estimated fair value with changes in the fair value of this common stock warrant liability reflected in other expense, net, until its expiration or vesting. Potential shares of common stock issuable upon exercise of the DOE warrant will be excluded from the calculation of diluted net loss per share of common stock until at least such time as we generate a net profit in a given period.
(3)	Our basic net loss per share of common stock is calculated by dividing the net loss by the weighted-average number of shares of common stock outstanding for the period. The diluted net loss per share of common stock is computed by dividing the net loss by the weighted-average number of shares of common stock, excluding common stock subject to repurchase, and, if dilutive, potential shares of common stock outstanding during the period. Potential shares of common stock consist of stock options to purchase shares of our common stock and warrants to purchase shares of our common stock (using the treasury stock method). For purposes of all these calculations, potential shares of common stock have been excluded from the calculation of diluted net loss per share of common stock as their effect is antidilutive since we generated a net loss in each period.

Our consolidated balance sheet data as of June 30, 2012 is presented:

•	on an actual basis; and

•

on an as adjusted basis to give effect to the sale of 6,925,740 shares of common stock by us in this offering at the public offering price of $28.25 per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	As of June 30, 2012
	Actual	As Adjusted(1)
	(Unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$210,554	$403,227
Restricted cash(2)	25,933	25,933
Property, plant and equipment, net	421,859	421,859
Working capital	30,600	223,273
Total assets	776,869	969,542
Common stock warrant liability	8,529	8,529
Capital lease obligations, less current portion	4,720	4,720
Long-term debt, less current portion	396,155	396,155
Total stockholders’ equity	62,215	254,888

(1)	Our as adjusted amounts exclude $33.3 million in additional funds borrowed under our DOE Loan Facility in August 2012.
(2)	The restricted cash includes $15.3 million deposited in dedicated DOE accounts in accordance with the requirements of our DOE Loan Facility which will be used primarily for repayment of all principal and interest that will come due on December 15, 2012. Restricted cash also includes security deposits related to lease agreements, equipment financing, as well as security held by a vendor as part of the vendor’s standard credit policies. On or before October 15, 2012, we will be required under our DOE Loan Facility to place an additional $14.2 million in our DOE debt service account to fund all principal and interest that will come due on March 15, 2013 under this facility.

RISK FACTORS

You should carefully consider the risks described below together with the other information set forth in this prospectus supplement, which could materially affect our business, financial condition and future results. The risks described below are not the only risks facing our company. Risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition and operating results.

Risks Related to Our Business and Industry

We may experience significant delays in the ramping of production of Model S which could harm our business and prospects.

We began manufacturing Model S in June 2012. As of September 23, 2012, we had produced 255 production Model S vehicles, including 77 vehicles during the week ended September 23, 2012, and delivered 132 production Model S vehicles. We currently expect to deliver between 200 and 225 vehicles in the third quarter and 2,500 and 3,000 vehicles in the fourth quarter of 2012. We have no experience to date in high volume manufacturing of our electric vehicles, have not yet reached full production of Model S and are not yet fully utilizing our newly implemented high volume manufacturing processes. Our ability to reach high volume Model S production will depend upon a number of factors, including our suppliers’ ability to increase their production and to deliver quality parts to us in a timely manner, our ability to use our manufacturing processes as planned for volume production while maintaining our desired quality levels and efficiently making design changes to ensure consistently high quality. The Model S is an all new vehicle which we are producing with new employees using new equipment. As our main focus is on quality, we have methodically increased our Model S production at a rate slower than we had earlier anticipated. To produce a vehicle that meets our quality standards requires us to carefully analyze each step of our production ramp, improve the efficiency of our manufacturing processes and continue to train our employees. Our suppliers also must produce new products in sufficient quantities and quality levels to meet our increasing demand. Certain suppliers have experienced delays in meeting our demand and we continue to focus on supplier capabilities and constraints. Any delay in ramping production of Model S could materially damage our brand, business, prospects, financial condition and operating results. For example, we have recently changed our Model S production and delivery forecasts, as well as our revenue, gross margin and other financial forecasts for the third quarter and full year of 2012. Our production goals and forecasts may need to do be adjusted again in the future due to delays in the ramping of production. These or other similar delays or adjustments by us could damage our business and reputation.

In addition, for Model S we are introducing a number of new manufacturing technologies and techniques, such as aluminum spot welding systems, which have not been widely adopted in the automotive industry, and Model S has a number of new and unique design features, such as a 17 inch display screen, newly designed retractable exterior door handles and a panoramic roof, each of which poses unique manufacturing challenges. Model S production will continue to require significant investments of cash and management resources and we may experience unexpected delays or difficulties that could postpone our ability to achieve full manufacturing capacity for Model S, or cause us to miss planned production targets, any of which could have a material adverse effect on our business, prospects, operating results and financial condition. Even if we are successful in developing our high volume manufacturing capability and processes and reliable sources of component supply, we do not know whether we will be able to sustain such high volume production or to do so in a manner that avoids significant delays and cost overruns, including as a result of factors beyond our control such as problems with suppliers and vendors. Any such issues could cause delays in Model S production.

Our ability to achieve volume production for Model S in a timely manner is subject to certain risks and uncertainties, including:

•	that our suppliers will be able to deliver components on a timely basis and in the necessary quantities, quality and at acceptable prices to produce Model S in volume and reach our financial targets;

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that we will be able to complete any necessary adjustments to the vehicle design or manufacturing processes of Model S in a timely manner that meets our planned ramp to our anticipated volume production and allows for high quality vehicles;

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that we will be able to attract, recruit, hire and train a sufficient number of skilled employees, including employees on the production line, to operate the Tesla Factory, and do so in a timely fashion;

•	that we will not encounter parts quality issues before, during or after production of Model S;

•	that we will be able to increase production capability;

•	that the equipment which we have purchased or which we select will be able to accurately manufacture the vehicle within specified design tolerances and at rates needed to produce vehicles in volume;

•	that we will be able to comply with environmental, workplace safety and similar regulations to operate our manufacturing facilities and our business on our projected timeline;

•	that we will be able to maintain high quality controls as we transition to a higher level of in-house manufacturing process; and

•	that the information technology systems that we are currently expanding and improving upon will be successful in helping us to produce Model S in volume.

Finally, detailed long-term testing of systems integration, performance and safety as well as long-term quality, reliability and durability testing are ongoing and any negative results from such testing could cause production delays in Model S, cost increases or lower quality Model S vehicles.

We are dependent on our suppliers, the vast majority of which are single source suppliers, and the inability of these suppliers to continue to deliver, or their refusal to deliver, necessary components of our vehicles in a timely manner at prices, quality levels, and volumes acceptable to us would have a material adverse effect on our business, prospects and operating results.

Model S contains numerous purchased parts which we source globally from over 200 direct suppliers, the vast majority of whom are currently single source suppliers for these components. While we obtain components from multiple sources whenever possible, similar to other automobile manufacturers, the vast majority of the components used in our vehicles are purchased by us from single sources. To date we have not qualified alternative sources for most of the single sourced components used in our vehicles and we generally do not maintain long-term agreements with our suppliers.

While we believe that we may be able to establish alternate supply relationships and can obtain or engineer replacement components for our single source components, we may be unable to do so in the short term, or at all, at prices or costs that are favorable to us. In particular, while we believe that we will be able to secure alternate sources of supply for most of our single sourced components in a relatively short time frame, qualifying alternate suppliers or developing our own replacements for certain highly customized components of our vehicles may be time consuming, costly and may force us to make additional modifications to a vehicle’s design.

This supply chain exposes us to multiple potential sources of delivery failure or component shortages for Model S, as well as for our powertrain component sales activities. For example,

earthquakes similar to the one that occurred in Japan in March 2011 could negatively impact our supply chain. We have in the past experienced source disruptions in our supply chains, including those relating to our slower-than-anticipated ramp in our Model S production goals for 2012. We may experience additional delays in the future with respect to Model S and any other future vehicle we may produce. In addition, because we do not have written agreements in place with all our suppliers, this may create uncertainty regarding certain suppliers’ obligations to us, including but not limited to, those regarding warranty and product liability. Changes in business conditions, wars, governmental changes and other factors beyond our control or which we do not presently anticipate, could also affect our suppliers’ ability to deliver components to us on a timely basis. Furthermore, if we experience significant increased demand, or need to replace certain existing suppliers, there can be no assurance that additional supplies of component parts will be available when required on terms that are favorable to us, at all, or that any supplier would allocate sufficient supplies to us in order to meet our requirements or fill our orders in a timely manner. In the past, we have replaced certain suppliers because of their failure to provide components that met our quality control standards. The loss of any single or limited source supplier or the disruption in the supply of components from these suppliers could lead to delays in vehicle deliveries to our customers, which could hurt our relationships with our customers and also materially adversely affect our business, prospects and operating results.

Changes in our supply chain have resulted in the past, and may result in the future, in increased cost and delay. We have also experienced cost increases from certain of our suppliers in order to meet our quality targets and development timelines as well as due to design changes that we made, and we may experience similar cost increases in the future. Furthermore, a failure by our suppliers to provide the components in a timely manner or at the level of quality necessary to manufacture our performance electric vehicles such as Model S could prevent us from fulfilling customer orders in a timely fashion which could result in negative publicity, damage our brand and have a material adverse effect on our business, prospects, financial condition and operating results.

Our long-term success will be dependent upon our ability to design and achieve market acceptance of new vehicle models, specifically Model S and Model X.

While we have historically generated a significant percentage of our revenues from the sale of our Tesla Roadsters and powertrain activities with certain OEMs, our long-term success is dependent on market acceptance of two new vehicles: the Model S sedan and the Model X crossover. While initial reviews of Model S from both the press and customers have been positive, there is no guarantee that Model S will be successfully accepted by the general public in the long-term.

Additionally, there can be no assurance that we will be able to design future electric vehicles that will meet the expectations of our customers or that our future models, including Model X, will become commercially viable. We only recently publicly revealed an early prototype of the Model X. To the extent that we are not able to build Model X to the expectations created by the early prototype and our announced specifications, customers may cancel their reservations, our future sales could be harmed and investors may lose confidence in us. Furthermore, historically, automobile customers have come to expect new and improved vehicle models to be introduced frequently. In order to meet these expectations, we may in the future be required to introduce on a regular basis new vehicle models as well as enhanced versions of existing vehicle models. As technologies change in the future for automobiles in general and performance electric vehicles specifically, we will be expected to upgrade or adapt our vehicles and introduce new models in order to continue to provide vehicles with the latest technology and meet customer expectations. To date, we have limited experience simultaneously designing, testing, manufacturing, upgrading, adapting and selling our electric vehicles.

Our future growth is dependent upon consumers’ willingness to adopt electric vehicles.

Our growth is highly dependent upon the adoption by consumers of, and we are subject to an elevated risk of any reduced demand for, alternative fuel vehicles in general and electric vehicles in particular. If the market for electric vehicles does not develop as we expect or develops more slowly than we expect, our business, prospects, financial condition and operating results will be harmed. The market for alternative fuel vehicles is relatively new, rapidly evolving, characterized by rapidly changing technologies, price competition, additional competitors, evolving government regulation and industry standards, frequent new vehicle announcements and changing consumer demands and behaviors.

Other factors that may influence the adoption of alternative fuel vehicles, and specifically electric vehicles, include:

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perceptions about electric vehicle quality, safety (in particular with respect to lithium-ion battery packs), design, performance and cost, especially if adverse events or accidents occur that are linked to the quality or safety of electric vehicles, such as those related to the Chevrolet Volt battery pack fires;

•	perceptions about vehicle safety in general, in particular safety issues that may be attributed to the use of advanced technology, including vehicle electronics and regenerative braking systems;

•	negative perceptions of electric vehicles, such as that they are more expensive than non-electric vehicles and are only affordable with government subsidies;

•	the limited range over which electric vehicles may be driven on a single battery charge;

•	the decline of an electric vehicle’s range resulting from deterioration over time in the battery’s ability to hold a charge;

•	evolving calculations for driving ranges achievable by EVs, including those promulgated by the EPA;

•	our capability to rapidly swap out the Model S battery pack and the development of specialized public facilities to perform such swapping, which do not currently exist;

•	concerns about electric grid capacity and reliability, which could derail our past and present efforts to promote electric vehicles as a practical solution to vehicles which require gasoline;

•	concerns by potential customers that if their battery pack is not charged properly, it may become unusable and may need to be replaced;

•	the availability of alternative fuel vehicles, including plug-in hybrid electric vehicles;

•	improvements in the fuel economy of the internal combustion engine;

•	the availability of service for electric vehicles;

•	consumers’ desire and ability to purchase a luxury automobile or one that is perceived as exclusive;

•	the environmental consciousness of consumers;

•	volatility in the cost of oil and gasoline;

•	consumers’ perceptions of the dependency of the United States on oil from unstable or hostile countries;

•	government regulations and economic incentives promoting fuel efficiency and alternate forms of energy;

•	access to charging stations, standardization of electric vehicle charging systems and consumers’ perceptions about convenience and cost to charge an electric vehicle;

•	the availability of tax and other governmental incentives to purchase and operate electric vehicles or future regulation requiring increased use of nonpolluting vehicles;

•	perceptions about and the actual cost of alternative fuel; and

•	macroeconomic factors.

In addition, reports have suggested the potential for extreme temperatures to affect the range or performance of electric vehicles. Based on internal testing, we estimate that our Tesla Roadster, for example, would have a 5-10% reduction in range when operated in -20°C temperatures. To the extent customers have concerns about such reductions or third party reports which suggest reductions in range greater than our estimates gain widespread acceptance, our ability to market and sell our vehicles, particularly in colder climates, may be adversely impacted.

Additionally, we will become subject to regulations that require us to alter the design of our vehicles, which could negatively impact consumer interest in our vehicles. For example, our electric vehicles make less noise than internal combustion vehicles. Due to concerns about overly quiet vehicles and vision impaired pedestrians, in January 2011, Congress passed and the President signed the Pedestrian Safety Enhancement Act of 2010. The new law requires NHTSA to establish minimum sounds for electric vehicles and hybrid electric vehicles when travelling at low speeds. New standards must be proposed for implementation within three years of the Act’s enactment date of January 3, 2011. The influence of any of the factors described above may cause current or potential customers not to purchase our electric vehicles, which would materially adversely affect our business, operating results, financial condition and prospects.

If we are unable to adequately control the costs associated with operating our business, including our costs of manufacturing, sales and materials, our business, financial condition, operating results and prospects will suffer.

If we are unable to adequately control our costs for designing, manufacturing, marketing, selling and distributing and servicing our electric vehicles relative to their selling prices, our operating results, gross margins, business and prospects could be materially and adversely impacted. We have made, and will be required to continue to make, significant investments for the design, manufacture and sales of our electric vehicles. In recent quarters, we have chosen to increase our investments in the Model S program where needed to reach our safety, quality, performance and timeliness goals. In addition, our production costs for Model S will initially be high due to start-up costs at the Tesla Factory and higher initial prices for component parts during the initial period after the launch of Model S until the ramp to our anticipated volume production. Until we are able to spread our manufacturing costs over higher production of Model S, we anticipate that our cost of revenues from selling these initial vehicles will continue to exceed our revenue from delivering them.

Accurately forecasting our exact manufacturing costs may be difficult until we reach a certain level of volume production. There can be no assurances that our costs of producing and delivering Model S will be less than the revenue we generate from the related sales at the time of Model S launch or that we will achieve our expected gross margin on sales of Model S.

We incur significant costs related to procuring the raw materials required to manufacture our high-performance electric cars, assembling vehicles and compensating our personnel. We may also incur substantial costs in increasing the production capability of Model S and powertrain manufacturing facilities, each of which could potentially face cost overruns. If Model S tooling, production equipment and parts are insufficient for use in Model X, perhaps as a result of a lower level of commonality between the two vehicles than we currently anticipate, our costs related to the production of Model X may exceed expectations.

Additionally, in the future we may be required to incur substantial marketing costs and expenses to promote our vehicles, including through the use of traditional media such as television, radio and print, even though our marketing expenses to date have been relatively limited as we have to date relied upon unconventional marketing efforts. If we are unable to keep our operating costs aligned with the level of revenues we generate, our operating results, business and prospects will be harmed. Furthermore, many of the factors that impact our operating costs are beyond our control. For example, the costs of our raw materials and components, such as lithium-ion battery cells or aluminum used to produce body panels, could increase due to shortages as global demand for these products increases. Indeed, if the popularity of electric vehicles exceeds current expectations without significant expansion in battery cell production capacity and advancements in battery cell technology, shortages could occur which would result in increased materials costs to us.

Our limited operating history makes evaluating our business and future prospects difficult, and may increase the risk of your investment.

You must consider the risks and difficulties we face as an early stage company with a limited operating history. If we do not successfully address these risks, our business, prospects, operating results and financial condition will be materially and adversely harmed. We were formed in July 2003. We began delivering our first performance electric vehicle, the Tesla Roadster, in early 2008, and as of September 23, 2012, we had only limited Roadsters remaining to sell to customers. We completed our production run of this vehicle in January 2012. We only began producing our second electric vehicle, Model S, in June 2012, and as of September 23, 2012, we have manufactured 255 production Model S vehicles and delivered 132 Model S vehicles to customers.

To date, we have derived our revenues principally from sales of the Tesla Roadster and from electric powertrain development services and sales. We intend in the longer term to derive substantial revenues from the sales of Model S, Model X and future electric vehicles. We have only a very limited operating history with respect to Model S and will continue to negotiate production pricing with our sources of component supply and make adjustments to our component procurement process and vehicle design, which limits our ability to precisely forecast the cost of producing Model S at its full annualized production rate. Further, we have only recently produced an early prototype of the Model X crossover. We plan to start Model X deliveries in 2014. We only completed the purchase of our Tesla Factory in Fremont, California in October 2010 to produce such vehicles, and our vehicle design and our engineering, manufacturing and component supply plans for Model S will continue to be adjusted through the current planned ramp to our anticipated volume production. In addition, our powertrain component sales, development services revenue and powertrain research and development compensation have been almost entirely generated under arrangements with Daimler AG (Daimler) and Toyota Motor Corporation (Toyota). It is difficult to predict our future revenues and appropriately budget for our expenses, and we have limited insight into trends that may emerge and affect our business. For example, we have recently changed our Model S delivery, revenue, gross margin and other forecasts for the third quarter and full year 2012. Additionally, during the three months ended June 30, 2012 and the years ended 2011, 2010 and 2009, we recorded quarterly revenues of as much as $58.2 million and as little as $18.6 million and quarterly operating losses of as much as $106.2 million and as little as $4.3 million. In the event that actual results differ from our estimates or we adjust our estimates in future periods, our operating results and financial position could be materially affected.

We may fail to meet our publicly announced guidance or other expectations about our business, which would cause our stock price to decline.

We provide guidance regarding our expected financial and business performance including our projections regarding the number of vehicles we hope to sell in both near term and long term future periods and our anticipated future revenues and gross margins. Correctly identifying the key factors affecting business conditions and predicting future events is inherently an uncertain process. For example, we have recently changed our Model S delivery, revenue, gross margin and other forecasts for the third quarter and full year of 2012. Our guidance is based in part on assumptions which include, but are not limited to, assumptions regarding:

•	our ability to achieve anticipated volumes and projected average sales prices for Model S;

•	supplier and commodity-related costs;

•	planned cost reductions; and

•	our ability to recognize revenue from Daimler and from selling regulatory credits to other automobile manufacturers.

Such guidance may not always be accurate or may vary from actual results due to our inability to meet our assumptions and the impact on our financial performance that could occur as a result of the various risks and uncertainties to our business as set forth in these risk factors. We offer no assurance that such guidance will ultimately be accurate, and investors should treat any such guidance with appropriate caution. If we fail to meet our guidance or if we find it necessary to revise such guidance, even if such failure or revision is seemingly insignificant, investors and analysts may lose confidence in us and the market value of our common stock could be materially adversely affected.

Our vehicles make use of lithium-ion battery cells, which have been observed to catch fire or vent smoke and flame, and such events have raised concerns, and future events may lead to additional concerns, about the batteries used in automotive applications.

The battery pack in the Tesla Roadster and Model S makes use of lithium-ion cells. We also currently intend to make use of lithium-ion cells in battery packs that we sell to Toyota and Daimler as well as any future vehicles we may produce. On rare occasions, lithium-ion cells can rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials as well as other lithium-ion cells. Highly publicized incidents of laptop computers and cell phones bursting into flames have focused consumer attention on the safety of these cells. More recently, multiple Chevrolet Volt battery pack fires, followed by a government investigation into the cause of such fires focused considerable public attention, as well as the attention of NHTSA, on the safety of electric vehicles.

These events have raised concerns about the batteries used in automotive applications. To address these questions and concerns, a number of cell manufacturers are pursuing alternative lithium-ion battery cell chemistries to improve safety. We have designed the battery pack to passively contain any single cell’s release of energy without spreading to neighboring cells and we are not aware of any such incident in our customers’ vehicles. However, we have delivered only a limited number of Tesla Roadsters and Model S sedans to customers and have limited field experience with our vehicles, especially Model S. We have also only delivered a limited number of battery packs to Toyota and Daimler. Accordingly, there can be no assurance that a field or testing failure of our Model S or other battery packs that we produce will not occur, which could damage the vehicle or lead to personal injury or death and may subject us to lawsuits. We may have to recall our vehicles or participate in a recall of a vehicle that contains our battery packs, and redesign our battery packs, which would be time consuming and expensive. Also, negative public perceptions regarding the suitability of lithium-ion cells for automotive applications or any future incident involving lithium-ion cells such as a vehicle fire, even if such incident does not involve us, could seriously harm our business.

In addition, we store a significant number of lithium-ion cells at our manufacturing facility. Any mishandling of battery cells may cause disruption to the operation of our facilities. While we have implemented safety procedures related to the handling of the cells, there can be no assurance that a safety issue or fire related to the cells would not disrupt our operations. Such damage or injury would likely lead to adverse publicity and potentially a safety recall. Moreover, any failure of a competitor’s electric vehicle, especially those that use a high volume of commodity cells similar to the Tesla Roadster or Model S, may cause indirect adverse publicity for us and our electric vehicles. Such adverse publicity would negatively affect our brand and harm our business, prospects, financial condition and operating results.

If our vehicles or vehicles that contain our powertrains fail to perform as expected, or if we suffer product recalls for Model S, our ability to develop, market and sell our electric vehicles could be harmed.

Our vehicles, or vehicles that contain our powertrains such as the Toyota RAV4 EV or future Daimler vehicles, may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair. For example, our vehicles use a substantial amount of software code to operate. Software products are inherently complex and often contain defects and errors when first introduced, and changes to software may have unexpected effects. While we have performed extensive internal testing, we currently have a limited frame of reference by which to evaluate the long-term performance of our battery packs, powertrains and vehicles. Specifically, we have only a limited amount of data by which to evaluate Model S, upon which our business prospects depend, due to the fact that we only recently began production in June 2012 in limited quantities. There can be no assurance that we will be able to detect and fix any defects in the vehicles prior to their sale to consumers. We experienced product recalls in May 2009 and October 2010, both of which were unrelated to our electric powertrain. In May 2009, we initiated a product recall after we determined that a condition caused by insufficient torquing of the rear inner hub flange bolt existed in some of our Tesla Roadsters, as a result of a missed process during the manufacture of the Tesla Roadster glider, which is the partially assembled Tesla Roadster that does not contain our electric powertrain. In October 2010, we initiated a product recall after the 12 volt, low voltage auxiliary cable in a single vehicle chafed against the edge of a carbon fiber panel in the vehicle causing a short, smoke and possible fire behind the right front headlamp of the vehicle. Although the cost of this recall was not material, we may experience additional recalls in the future, which could adversely affect our brand in our target markets and could adversely affect our business, prospects and results of operations.

Our electric vehicles, including the Tesla Roadster and Model S, may not perform consistent with customers’ expectations or consistent with other vehicles currently available. For example, our electric vehicles may not have the durability or longevity of current vehicles, and may not be as easy to repair as other vehicles currently on the market. Additionally, while we have designed Model S with the intent to achieve an overall five star safety rating, NHTSA testing of these vehicles has not yet occurred and may not produce the anticipated results. Any product defects or any other failure of our performance electric vehicles to perform as expected could harm our reputation and result in adverse publicity, lost revenue, delivery delays, product recalls, product liability claims, harm to our brand and reputation, and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects.

We have a history of losses and we expect significant increases in our costs and expenses to result in continuing losses at least until the time when we achieve volume deliveries of Model S.

We incurred a net loss of $105.6 million for the three months ended June 30, 2012. In addition, we have accumulated net losses of $864.9 million from our inception through June 30, 2012. We have had net losses in each quarter since our inception. We believe that we will continue to incur operating and net losses each quarter as we ramp production of Model S until at least the time we begin high volume deliveries of Model S . Even if we are able to successfully produce Model S in volume, there can be no assurance that it will be commercially successful. If we are to ever achieve profitability it will be dependent upon the successful production and successful commercial acceptance of automobiles such as Model S, which may not occur.

We expect to incur losses at least until the time when significant deliveries of Model S begin as we:

•	incur high initial manufacturing costs and high fixed overhead costs which are spread over only a small number of vehicles;

•	design and develop our future electric vehicles, including Model X;

•	incur ongoing Model S development costs, homologation costs for Model S for Europe and Asia and development costs related to right-hand drive Model S vehicles;

•	design, develop and manufacture components of our electric powertrain;

•	increase production capability, including manpower, at the Tesla Factory to produce Model S in volume;

•	open and expand new Tesla stores and service centers;

•	increase our sales and marketing activities in advance of volume deliveries of Model S; and

•	increase our general and administrative functions to support our growing operations.

Because we will incur the costs and expenses from the above activities before we receive any incremental revenues with respect thereto, our losses in future periods will be significantly greater than the losses we would incur if we developed our business more slowly. In addition, we may find that these efforts are more expensive than we currently anticipate or that these efforts may not result in increases in our revenues, which would further increase our losses.

In addition, as of June 30, 2012, we had recorded a full valuation allowance on our United States net deferred tax assets as at this point we believe it is more likely than not that we will not achieve profitability and accordingly be able to use our deferred tax assets in the foreseeable future. Federal and state laws impose substantial restrictions on the utilization of net operating loss and tax credit carry-forwards in the event of an “ownership change,” as defined in Section 382 of the Internal Revenue Code. Although we do not believe that either our initial public offering (IPO) or subsequent follow-on offering or private placements constituted an ownership change resulting in limitations on our ability to use our net operating loss and tax credit carry-forwards, we have not yet performed a study to determine whether such limitations exist. If an ownership change is deemed to have occurred as a result of our IPO, subsequent follow-on offerings, including this offering, or private placements, utilization of these assets could be significantly reduced.

Increases in costs, disruption of supply or shortage of raw materials, in particular lithium-ion cells, could harm our business.

We may experience increases in the cost or a sustained interruption in the supply or shortage of raw materials. Any such increase or supply interruption could materially negatively impact our business, prospects, financial condition and operating results. We use various raw materials in our business including aluminum, steel, nickel and copper. The prices for these raw materials fluctuate depending on market conditions and global demand for these materials and could adversely affect our business and operating results. For instance, we are exposed to multiple risks relating to price fluctuations for lithium-ion cells. These risks include:

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the inability or unwillingness of current battery manufacturers to build or operate battery cell manufacturing plants to supply the numbers of lithium-ion cells required to support the growth of the electric or plug-in hybrid vehicle industry as demand for such cells increases;

•	disruption in the supply of cells due to quality issues or recalls by battery cell manufacturers;

•	an increase in the cost of raw materials, such as nickel used in lithium-ion cells, or aluminum used in the body of Model S; and

•	fluctuations in the value of the Japanese yen against the U.S. dollar as our battery cell purchases are currently denominated in yen.

Our business is dependent on the continued supply of battery cells for our vehicles’ battery packs as well as for the battery packs we produce for other automobile manufacturers. While we believe several sources of the battery cells are available for such battery packs, we have fully qualified only one supplier for the cells used in such battery packs. Any disruption in the supply of battery cells from such vendor could temporarily disrupt production of Model S and of the battery packs we produce for other automobile manufacturers until such time as a different supplier is fully qualified. Furthermore, fluctuations or shortages in petroleum and other economic conditions may cause us to experience significant increases in freight charges and raw material costs. Substantial increases in the prices for our raw materials or prices charged to us, such as those charged by our battery cell manufacturers, would increase our operating costs, and could reduce our margins if we cannot recoup the increased costs through increased electric vehicle prices. There can be no assurance that we will be able to recoup increasing costs of raw materials by increasing vehicle prices. We have also recently announced pricing in the U.S. for Model S. Any attempts to increase the announced prices in response to increased raw material costs could be viewed negatively by our customers, result in cancellations of Model S reservations and could materially adversely affect our brand, image, business, prospects and operating results.

The new labeling requirements for electric vehicles established by the United States Environmental Protection Agency require us to affix a label to the vehicle’s window regarding vehicle range capabilities which differ from our previously announced range capabilities could negatively impact our sales or harm our business.

In July 2011, the EPA amended the requirements for the fuel economy stickers that appear on new alternative fueled cars offered for sale starting with model year 2013 (i.e., the Monroney label). Prior to these amended requirements, we advertised that we planned to offer Model S with a variety of battery pack options, which we estimated would offer a range on a single charge of 160 miles, 230 miles, and 300 miles, respectively, while traveling at a steady speed of 55 miles per hour. The EPA’s amended fuel economy sticker requirements, however, will require us to label Model S utilizing different energy efficiency testing methodologies based on five different test cycles (i.e., the 5-cycle test). Based on these energy efficiency testing methodologies, the range of the Model S vehicle equipped with the largest 85kw battery pack has an EPA certified range of 265 miles on a single charge. Regardless of the range testing method, actual driving ranges will vary for many reasons, including driving conditions, how customers drive and maintain their vehicles and external factors such as wind and elevation change.

Although the new labeling requirements apply to all model year 2013 and later vehicles, we have begun to utilize the new labels that will bear lower range values starting in model year 2012, as requested by EPA. The corresponding reduction in the labeled range of our vehicles could negatively impact our vehicle sales and harm our business. Also, we have not yet tested our multiple battery variants using the EPA’s 5-cycle test and do not yet know what the range of these vehicles will be under the 5-cycle test. Any required labeling that differs from our previously announced ranges cold negatively impact customer perceptions and negatively impact our vehicle sales.

Our success could be harmed by negative publicity regarding our company or our products, particularly Model S.

From time to time, our vehicles are evaluated by third parties. For example, the show Top Gear which airs on the British Broadcasting Corporation did a review of the Tesla Roadster in 2008. Top

Gear is one of the most watched automotive shows in the world with an estimated 350 million viewers worldwide and is broadcast in over 100 countries. Since originally airing in the fall of 2008, the episode about the Tesla Roadster has been rebroadcast repeatedly around the world. The review of the Tesla Roadster included a number of significant falsehoods regarding the car’s performance, range and safety. Such criticisms create a negative public perception about the Tesla Roadster, and to the extent that these comments are believed by the public, may cause current or potential customers not to purchase our electric vehicles such as Model S or Model X, which would materially adversely affect our business, operating results, financial condition and prospects.

The range of our electric vehicles on a single charge declines over time which may negatively influence potential customers’ decisions whether to purchase our vehicles.

The range of our electric vehicles on a single charge declines principally as a function of usage, time and charging patterns as well as other factors. For example, a customer’s use of their Tesla vehicle as well as the frequency with which they charge the battery pack of their Tesla vehicle can result in additional deterioration of the battery pack’s ability to hold a charge. For example, we currently expect that our battery pack for the Tesla Roadster will retain approximately 60-65% of its ability to hold its initial charge after approximately 100,000 miles or seven years, which will result in a decrease to the vehicle’s initial range. Such battery pack deterioration and the related decrease in range and power may negatively influence potential customer decisions whether to purchase our vehicles, which may harm our ability to market and sell our vehicles.

We are dependent upon our loan facility from the United States Department of Energy.

We have relied on our DOE Loan Facility to develop and produce Model S and develop the Tesla Factory. Our DOE Loan Facility provided for a $465.0 million loan facility under the DOE’s ATVM Program to help finance the development of Model S, including the increase in production capacity and operation of our manufacturing facility, and to finance the build out and operation of our electric powertrain manufacturing facility. All advanced funds are repayable on a quarterly basis beginning on December 15, 2012 through September 15, 2022.

Our DOE Loan Facility documents contain customary covenants that include, among others, a requirement that the project be conducted in accordance with the business plan for such project, compliance with all requirements of the ATVM Program, and limitations on our and our subsidiaries’ ability to incur indebtedness, incur liens, make investments or loans, enter into mergers or acquisitions, dispose of assets, pay dividends or make distributions on capital stock, prepay indebtedness, pay management, advisory or similar fees to affiliates, enter into certain affiliate transactions, enter into new lines of business and enter into certain restrictive agreements. These restrictions may limit our ability to operate our business and may cause us to take actions or prevent us from taking actions we believe are necessary from a competitive standpoint or that we otherwise believe are necessary to grow our business. In addition, our DOE Loan Facility also contains a variety of customary financial covenants, including covenants related to current ratio, leverage ratio, interest coverage ratio and fixed charge coverage ratio. We modified certain of these covenants in February 2012 and again in September 2012.

Based upon our current financial forecast, we currently anticipate that if we do not raise the proceeds anticipated from this offering and do not otherwise adjust our operations accordingly or amend the DOE Loan Facility, we may not be compliant with the current ratio covenant for the quarterly period ending March 31, 2013. For the quarters ending September 30, 2013 and December 31, 2013, we currently anticipate that without taking advantage of additional revenue opportunities or making adjustments to our spending, we expect that we will need to seek an amendment from the DOE to modify the fixed charge coverage ratio covenant. Moreover, we currently anticipate that without raising capital in addition to this offering, we would need to seek an amendment from the DOE to modify the total liabilities to stockholder equity covenant for the quarters ending March 31, 2014 and the two subsequent quarters.

If we do not comply with the requirements of the DOE Loan Facility, such failure, if not waived by the DOE, could cause a default under the DOE Loan Facility. In the event of a default, the DOE could declare the existing outstanding loan amounts to be due immediately. Any acceleration of the repayment of outstanding loan amounts would materially and adversely affect our business and prospects. If, in the future, we are not able to comply with our covenants, including as set forth above, we may need to seek additional waivers, and there can be no assurance the DOE will be willing to grant such waivers at that time. We also have cross-default provisions in contracts with certain equipment lessors and suppliers, pursuant to which an event of default under the DOE Loan Facility may result in a default under such contract, which could lead to termination of such contract, an acceleration of obligations, payment of liquidated damages and/or repossession of leased property by an equipment lessor.

In addition, our DOE Loan Facility requires Mr. Musk and certain of his affiliates, until one year after we complete the project relating to the Model S Facility, to own at least 65% of the Tesla capital stock held by them as of the date of the DOE Loan Facility, and a failure to comply would be an event of default that could result in an acceleration of all obligations under the DOE Loan Facility documents and the exercise of other remedies by the DOE.

We are currently expanding and improving our information technology systems. If these implementations are not successful, our business and operations could be disrupted and our operating results could be harmed.

We are currently expanding and improving our information technology systems, including implementing new internally developed systems, to assist us in the management of our business. In particular, our volume production of Model S will necessitate the development, maintenance and improvement of our information technology systems which include product data management, procurement, inventory management, production planning and execution, sales and logistics, dealer management, financial and regulatory compliance systems. These systems support our operations and are designed to allow us to ramp to our anticipated volume production of Model S. The implementation, maintenance and improvement of these systems require significant management time, support and cost. Moreover, there are inherent risks associated with developing, improving and expanding our core systems as well as implementing new systems, including the disruption of our data management, procurement processes, manufacturing execution, finance, supply chain and sales processes that may affect our ability to manage our data and inventory, procure parts or supplies or manufacture, sell and deliver vehicles to our Tesla stores and customers. We cannot be sure that these expanded systems or their required functionality will be fully or effectively implemented on a timely basis, if at all, or maintained. If we do not successfully implement, improve or maintain these systems, our operations may be disrupted and our operating results could be harmed. In addition, these systems or their functionality may not operate as we expect them to, and we may be required to expend significant resources to correct problems or find alternative sources for performing these functions.

Our distribution model is different from the predominant current distribution model for automobile manufacturers, which makes evaluating our business, operating results and future prospects difficult.

Our distribution model is not common in the automobile industry today, particularly in the United States. We plan to continue to sell our performance electric vehicles in company-owned Tesla stores and over the internet. This model of vehicle distribution is relatively new and unproven, especially in the United States, and subjects us to substantial risk as it requires, in the aggregate, a significant expenditure and provides for slower expansion of our distribution and sales systems than may be possible by utilizing a more traditional dealer franchise system. For example, we will not be able to utilize long established sales channels developed through a franchise system to increase our sales volume, which may harm our business, prospects, financial condition and operating results. Moreover, we will be competing with companies with well-established distribution channels.

We have opened Tesla stores in the United States, Europe and Japan, many of which have been open for only a short period of time. We have only limited experience distributing and selling our performance vehicles through our Tesla stores. Our success will depend in large part on our ability to effectively develop our own sales channels and marketing strategies. Implementing our business model is subject to numerous significant challenges, including obtaining permits and approvals from local and state authorities, and we may not be successful in addressing these challenges. In April 2011, we began the roll out of our new interactive store strategy. The concept and layout of these new stores, which are located in high profile retail centers, is different than what has previously been used in automotive sales. We do not know whether our new store strategy will be successful, if consumers will be willing to purchase vehicles in this manner or if these locations will be deemed to comply with applicable zoning restrictions as well as approval and acceptance from the specific high profile retail centers in which we seek to locate our stores. As a result, we may incur additional costs in order to improve or change our retail strategy.

Other aspects of our distribution model also differ from those used by traditional automobile manufacturers. For example, all of our sales of Model S to date have been made to individuals on our Model S reservations list who have to wait for their Model S vehicles to be built to take delivery. As of June 30, 2012, there were approximately 11,500 reservation holders, and as of September 23, 2012 were approximately 13,000. We expect that it will take more than six months to completely work through this backlog. Moreover, we do not anticipate that we will ever carry a significant amount of Model S inventory at our stores and even after we work through the current reservations list, we expect that there will be sufficient ongoing reservations such that customers will usually need to wait a few months from the time they place an order until the time they receive their vehicle. This type of custom manufacturing is unusual in the premium sedan market in the United States and it is unproven whether the average customer will be willing to wait this amount of time for such a vehicle. If customers do not embrace this ordering and retail experience, our business will be harmed.

You must consider our business and prospects in light of the risks, uncertainties and difficulties we encounter as we implement our business model. For instance, we will need to persuade customers, suppliers and regulators of the validity and sustainability of our business model. We cannot be certain that we will be able to do so, or to successfully address the risks, uncertainties and difficulties that our business strategy faces. Any failure to successfully address any of the risks, uncertainties and difficulties related to our business model would have a material adverse effect on our business and prospects.

We may face regulatory limitations on our ability to sell vehicles directly or over the internet which could materially and adversely affect our ability to sell our electric vehicles.

We sell our vehicles from our Tesla stores as well as over the internet. We may not be able to sell our vehicles through this sales model in each state in the United States as many states have laws that may be interpreted to prohibit internet sales by manufacturers to residents of the state or to impose other limitations on this sales model, including laws that prohibit manufacturers from selling vehicles directly to consumers without the use of an independent dealership or without a physical presence in the state. For example, the state of Kansas provides that a manufacturer cannot deliver a vehicle to a Kansas resident except through a dealer licensed to do business in the state of Kansas, which may be interpreted to require us to open a store in the state of Kansas in order to sell vehicles to Kansas residents. In some states where we have opened a gallery, which is a location where potential customers can view our vehicles but is not a full retail location, it is possible that a state regulator could take the position that activities at our gallery constitute an unlicensed motor vehicle dealership and thereby violates applicable manufacturer-dealer laws. For example, the state of Colorado required us to obtain dealer and manufacturer licenses in the state in order to operate our gallery in Colorado. In addition, some states have requirements that service facilities be available with respect to vehicles sold in the state, which may be interpreted to also require that service facilities be available with respect to vehicles sold over the internet to residents of the state thereby limiting our ability to sell vehicles in states where we do not maintain service facilities.

The foregoing examples of state laws governing the sale of motor vehicles are just some of the regulations we will face as we sell our vehicles. In many states, the application of state motor vehicle laws to our specific sales model is largely untested under state motor vehicle industry laws, particularly with respect to sales over the internet, and would be determined by a fact specific analysis of numerous factors, including whether we have a physical presence or employees in the applicable state, whether we advertise or conduct other activities in the applicable state, how the sale transaction is structured, the volume of sales into the state, and whether the state in question prohibits manufacturers from acting as dealers. As a result of the fact specific and untested nature of these issues, and the fact that applying these laws intended for the traditional automobile distribution model to our sales model allows for some interpretation and discretion by the regulators, the manner in which the applicable authorities will apply their state laws to our distribution model is difficult to predict. Such laws, as well as other laws governing the motor vehicle industry, may subject us to potential inquiries and investigations from state motor vehicle regulators who may question whether our sales model complies with applicable state motor vehicle industry laws and who may require us to change our sales model or may prohibit our ability to sell our vehicles to residents in such states. In addition, decisions by regulators permitting us to sell vehicles may be subject to challenges as to whether such decisions comply with applicable state motor vehicle industry laws. Such challenges, if successful, could prohibit our ability to sell our vehicles to residents in such states.

We are also registered as both a motor vehicle manufacturer and dealer in Canada, Australia, and Japan, and have obtained licenses to sell vehicles in other places such as Hong Kong and Singapore. Furthermore, while we have performed an analysis of the principal laws in the European Union relating to our distribution model and believe we comply with such laws, we have not performed a complete analysis in all foreign jurisdictions in which we may sell vehicles. Accordingly, there may be laws in jurisdictions we have not yet entered or laws we are unaware of in jurisdictions we have entered that may restrict our vehicle reservation practices or other business practices. Even for those jurisdictions we have analyzed, the laws in this area can be complex, difficult to interpret and may change over time.

Regulatory limitations on our ability to sell vehicles could materially and adversely affect our ability to sell our electric vehicles.

Reservations for Model S and Model X are fully refundable to customers, and significant cancellations could harm our financial condition, business, prospects and operating results.

As of June 30, 2012, we had $133.4 million in reservation payments, primarily for Model S and Model X, all of which are subject to cancellation by the customer up until such time that the customer enters into a purchase agreement. We have experienced ongoing cancellations for our vehicles and have had to refund the related reservation payments, and cancellations may continue.

Given the long lead times that we have historically experienced between customer reservation and delivery on the Tesla Roadster and on Model S and that we expect to experience on Model X,

there is a heightened risk that customers that have made reservations may not ultimately take delivery on vehicles due to potential changes in customer preferences, competitive developments and other factors. For example, when we delayed the introduction of the original Tesla Roadster in the fall of 2007, we experienced a significant number of customers that cancelled their reservations and requested the return of their reservation payment. Cancellations on Model S have recently increased as we have asked the first several thousand customers on the reservation list to configure their cars for delivery or risk losing their production slot. The recent delay in our Model S production ramp could lead to additional cancellations. Furthermore, if we encounter additional delays in the planned ramp of Model S production or the introduction of Model X, we believe that a significant number of our customers could similarly cancel their reservations and demand refunds of their reservation payments. As a result, no assurance can be made that reservations will not be cancelled and will ultimately result in the final purchase, delivery, and sale of the vehicle. Given the high level of reservations, significant cancellations could harm our financial condition, business, prospects and operating results.

We may not realize the benefits of our Supercharger network which could harm our business, brand and operating results.

We only recently announced plans for the initial deployment in the United States and Canada of the Tesla Supercharger network, a network of charging stations designed to provide fast-charge capability to owners of Model S vehicles equipped with Supercharger hardware. We intend to expand the Tesla Supercharger network throughout the U.S. and Canada, but we may be unable to do so due to a number of factors, including the inability to secure, or delays in securing, suitable locations and permits, difficulties in interfacing with the infrastructures of various utility companies and greater than expected costs and difficulties of installing, maintaining and operating the network. In addition, as we have announced that we will not be charging our customers to access this network, any significant unexpected costs that we encounter may harm our operating results. Although our Supercharger network is intended to address customer concerns regarding long-distance travel, this network may not result in increased reservations or sales of Model S or future vehicles. If our Supercharger network is not expanded as currently planned, we may not realize the benefits of our Supercharger network and our business and operating results could be materially affected.

If we are unable to design, develop, market and sell new electric vehicles and services that address additional market opportunities, our business, prospects and operating results will suffer.

We may not be able to successfully develop new electric vehicles and services, address new market segments or develop a significantly broader customer base. To date, we have focused our business on the sale of high-performance electric vehicles and have targeted relatively affluent consumers. We will need to address additional markets and expand our customer demographic in order to further grow our business. In particular, we intend Model S to appeal to the customers of premium vehicles, which is a much larger and different demographic from that of the Tesla Roadster. Successfully offering a vehicle in this vehicle class requires delivering a vehicle with a higher standard of fit and finish in the interior and exterior than currently exists in the Tesla Roadster, at a price that is competitive with other premium vehicles. Therefore, there can be no assurance that we will be able to deliver a vehicle that is ultimately competitive in the premium vehicle market. In 2012, we publicly revealed an early prototype of the Model X crossover as the first vehicle we intend to develop by leveraging the Model S platform. We have also previously announced our intent to develop a third generation electric vehicle which we expect to produce at the Tesla Factory after the introduction of Model S and Model X. However, we have not yet finalized the design, engineering or component sourcing plans for these vehicles and there are no assurances that we will be able to bring these vehicles to market at the price points and in the volumes as we currently intend, if at all. Our failure to address additional market opportunities would harm our business, prospects, financial condition and operating results.

If we are unable to effectively leverage the benefits of using an adaptable common platform architecture in the design and manufacture of future vehicles such as Model X, our business prospects, operating results and financial condition would be adversely affected.

We have designed Model S with an adaptable platform architecture and common electric powertrain so that we can use the platform of Model S to create future electric vehicles, including, as an example, our Model X crossover vehicle. However, we have no experience with using common platforms in the design and manufacture of our vehicles. The Model X design is not yet finalized and we may be unable to use the adaptable Model S platform to the extent we currently intend. Additionally, we intend to use some of our Model S manufacturing equipment and parts tooling for the production of Model X. If such tooling, production equipment and parts are insufficient for use in Model X, perhaps as a result of a lower level of commonality between the two vehicles than we anticipate, our costs related to the production of Model X may exceed expectations. There are no assurances that we will be able to use the Model S platform to bring future vehicle models, including the Model X crossover, to market faster or more inexpensively by leveraging use of this common platform or that there will be sufficient customer demand for any vehicles built on the Model S platform.

We may experience significant delays in the design, manufacture and launch of Model X which could harm our business and prospects.

We plan to start Model X deliveries in 2014. Any significant delay in the design, manufacture and launch of Model X could materially damage our brand, business, prospects, financial condition and operating results. Automobile manufacturers often experience delays in the design, manufacture and commercial release of new vehicle models. We experienced significant delays in launching the Tesla Roadster, which resulted in additional costs and adverse publicity for our business. We have also experienced delays in the ramp of Model S. We may experience similar delays, cost overruns and adverse publicity in launching Model X, any of which could be significant. We are in the initial design and development stages of Model X. Furthermore, we have not yet begun to evaluate, qualify or select suppliers for the planned production of Model X and cannot begin to do so until the design of Model X is finalized. We may not be able to engage suppliers for the components in a timely manner, at an acceptable price or in the necessary quantities. We will also need to do extensive testing to ensure that Model X is in compliance with applicable NHTSA safety regulations and obtain EPA and CARB certification to emission regulations prior to beginning volume production and delivery of the vehicles. In addition, we have limited resources and, to the extent that such engineering and manufacturing resources are devoted to the design and production of Model S or are otherwise engaged in development services activities, we may have difficulty designing and delivering Model X in a timely manner. If we are not able to manufacture and deliver Model X in a timely manner and consistent with our production timeline, budget and cost projections, our business, prospects, operating results and financial condition will be negatively impacted and our ability to grow our business will be harmed.

The automotive market is highly competitive, and we may not be successful in competing in this industry. We currently face competition from new and established competitors and expect to face competition from others in the future.

The worldwide automotive market, particularly for alternative fuel vehicles, is highly competitive today and we expect it will become even more so in the future. Other automobile manufacturers entered the electric vehicle market at the end of 2010 and we expect additional competitors to enter this market. With respect to Model S, we face competition from existing and future automobile manufacturers in the extremely competitive premium sedan market, including Audi, BMW, Lexus and Mercedes.

Many established and new automobile manufacturers have entered or have announced plans to enter the alternative fuel vehicle market. In Japan, Mitsubishi has been selling its electric iMiEV since April 2010. In December 2010, Nissan introduced in the United States the Nissan Leaf, a fully electric vehicle and Ford introduced the pure electric Ford Focus in 2012 and plans to introduce a plug-in hybrid Ford CMax in 2012. In addition, several manufacturers, including General Motors, Toyota, Ford, and Honda, are each selling hybrid vehicles, and certain of these manufacturers have announced plug-in versions of their hybrid vehicles. For example, in December 2010, General Motors introduced the Chevrolet Volt, which is a plug-in hybrid vehicle that operates purely on electric power for a limited number of miles, at which time an internal combustion engine engages to recharge the battery pack.

Moreover, it has been reported that many of the large OEMs such as BMW, Daimler, Lexus, Audi, Renault and Volkswagen are also developing electric vehicles. Several new start-ups have also entered or announced plans to enter the market for performance electric vehicles. Finally, electric vehicles have already been brought to market in China and other foreign countries and we expect a number of those manufacturers to enter the United States market as well.

Most of our current and potential competitors have significantly greater financial, technical, manufacturing, marketing and other resources than we do and may be able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale and support of their products. Virtually all of our competitors have more extensive customer bases and broader customer and industry relationships than we do. In addition, almost all of these companies have longer operating histories and greater name recognition than we do. Our competitors may be in a stronger position to respond quickly to new technologies and may be able to design, develop, market and sell their products more effectively.

Furthermore, certain large automobile manufacturers offer financing and leasing options on their vehicles and also have the ability to market vehicles at a substantial discount, provided that the vehicles are financed through their affiliated financing company. While we have entered into a preliminary agreement with Athlon Car Lease for the leasing of Model S in selected European and Nordic countries, we do not currently offer any lease financing on Model S, which may put us at a competitive disadvantage compared to large automobile manufacturers.

We have not in the past, and do not currently, offer customary discounts on our vehicles. The lack of lease financing and the absence of customary vehicle discounts could put us at a competitive disadvantage.

We expect competition in our industry to intensify in the future in light of increased demand for alternative fuel vehicles, continuing globalization and consolidation in the worldwide automotive industry. Factors affecting competition include product quality and features, innovation and development time, pricing, reliability, safety, fuel economy, customer service and financing terms. Increased competition may lead to lower vehicle unit sales and increased inventory, which may result in a further downward price pressure and adversely affect our business, financial condition, operating results and prospects. Our ability to successfully compete in our industry will be fundamental to our future success in existing and new markets and our market share. There can be no assurances that we will be able to compete successfully in our markets. If our competitors introduce new cars or services that compete with or surpass the quality, price or performance of our cars or services, we may be unable to satisfy existing customers or attract new customers at the prices and levels that would allow us to generate attractive rates of return on our investment. Increased competition could result in price reductions and revenue shortfalls, loss of customers and loss of market share, which could harm our business, prospects, financial condition and operating results.

Demand in the automobile industry is highly volatile, which may lead to lower vehicle unit sales and adversely affect our operating results.

Volatility of demand in the automobile industry may materially and adversely affect our business, prospects, operating results and financial condition. The markets in which we currently compete and plan to compete in the future have been subject to considerable volatility in demand in recent periods. For example, according to automotive industry sources, sales of passenger vehicles in North America during the fourth quarter of 2008 were over 30% lower than those during the same period in the prior year. Demand for automobile sales depends to a large extent on general, economic, political and social conditions in a given market and the introduction of new vehicles and technologies. As a new automobile manufacturer and low volume producer, we have less financial resources than more established automobile manufacturers to withstand changes in the market and disruptions in demand. As our business grows, economic conditions and trends in other countries and regions where we sell our electric vehicles will impact our business, prospects and operating results as well. Demand for our electric vehicles may also be affected by factors directly impacting automobile price or the cost of purchasing and operating automobiles such as sales and financing incentives, prices of raw materials and parts and components, cost of fuel and governmental regulations, including tariffs, import regulation and other taxes. Volatility in demand may lead to lower vehicle unit sales and increased inventory, which may result in further downward price pressure and adversely affect our business, prospects, financial condition and operating results. These effects may have a more pronounced impact on our business given our relatively smaller scale and financial resources as compared to many incumbent automobile manufacturers.

Difficult economic conditions may negatively affect consumer purchases of luxury items, such as our performance electric vehicles.

Over the last few years, the deterioration in the global financial markets and continued challenging condition of the macroeconomic environment has negatively impacted consumer spending and we believe has adversely affected the sales of our Tesla Roadster. The automobile industry in particular was severely impacted by the poor economic conditions and several vehicle manufacturing companies, including General Motors and Chrysler, were forced to file for bankruptcy. Sales of new automobiles generally have dropped during this recessionary period. Sales of high-end and luxury consumer products, such as our performance electric vehicles, depend in part on discretionary consumer spending and are even more exposed to adverse changes in general economic conditions. Difficult economic conditions could therefore temporarily reduce the market for vehicles in our price range. Discretionary consumer spending also is affected by other factors, including changes in tax rates and tax credits, interest rates and the availability and terms of consumer credit.

If the current difficult economic conditions continue or worsen, we may experience a decline in the demand for our Tesla Roadster or reservations for Model S or future vehicles such as Model X, any of which could materially harm our business, prospects, financial condition and operating results. Accordingly, any events that have a negative effect on the United States economy or on foreign economies or that negatively affect consumer confidence in the economy, including disruptions in credit and stock markets, and actual or perceived economic slowdowns, may harm our business, prospects, financial condition and operating results.

Our financial results may vary significantly from period-to-period due to the seasonality of our business and fluctuations in our operating costs.

Our operating results may vary significantly from period-to-period due to many factors, including seasonal factors that may have an effect on the demand for our electric vehicles. Demand for new cars in the automobile industry in general, typically decline over the winter season, while sales are generally higher as compared to the winter season during the spring and summer months. Sales of the Tesla Roadster have fluctuated on a seasonal basis with increased sales during the spring and summer months in our second and third fiscal quarters relative to our fourth and first fiscal quarters. We note that, in general, automotive sales tend to decline over the winter season and we anticipate that our sales of Model S, Model X and other models we introduce may have similar seasonality. However, our limited operating history makes it difficult for us to judge the exact nature or extent of the seasonality of our business. Also, any unusually severe weather conditions in some markets may impact demand for our vehicles. Our operating results could also suffer if we do not achieve revenue consistent with our expectations for this seasonal demand because many of our expenses are based on anticipated levels of annual revenue.

In addition, we expect our period-to-period operating results to vary based on our operating costs which we anticipate will increase significantly in future periods as we, among other things, design, develop and manufacture Model X and electric powertrain components, increase the production capacity at our manufacturing facilities to produce Model S and electric powertrain components, open new Tesla service centers with maintenance and repair capabilities, incur costs for warranty repairs or product recalls, if any, increase our sales and marketing activities, and increase our general and administrative functions to support our growing operations. As a result of these factors, we believe that quarter-to-quarter comparisons of our operating results, especially in the short-term, are not necessarily meaningful and that these comparisons cannot be relied upon as indicators of future performance. Moreover, our operating results may not meet expectations of equity research analysts or investors. If any of this occurs, the trading price of our common stock could fall substantially, either suddenly or over time.

If we are unable to establish and maintain confidence in our long-term business prospects among consumers, analysts and within our industry, then our financial condition, operating results, business prospects and stock price may suffer materially.

Our vehicles are highly technical products that require maintenance and support. If we were to cease or cut back operations, even years from now, buyers of our vehicles from years earlier might have much more difficulty in maintaining their vehicles and obtaining satisfactory support. As a result, consumers may be less likely to purchase our vehicles now if they are not convinced that our business will succeed or that our operations will continue for many years. Similarly, suppliers and other third parties will be less likely to invest time and resources in developing business relationships with us if they are not convinced that our business will succeed. For example, during the economic downturn of 2008, we had difficulty raising the necessary funding for our operations, and, as a result, in the fourth quarter of 2008 we had to lay off approximately 60 employees and curtail our expansion plans. In addition, during this period a number of customers canceled their previously placed reservations. If we are required to take similar actions in the future, such actions may result in negative perceptions regarding our long-term business prospects and may lead to cancellations of Model S or Model X reservations.

Accordingly, in order to build and maintain our business, we must maintain confidence among customers, suppliers, analysts and other parties in our liquidity and long-term business prospects. In contrast to some more established automakers, we believe that, in our case, the task of maintaining such confidence may be particularly complicated by factors such as the following:

•	our limited operating history;

•	our limited revenues and lack of profitability to date;

•	unfamiliarity with or uncertainty about Model S and Model X;

•	uncertainty about the long-term marketplace acceptance of alternative fuel vehicles generally, or electric vehicles specifically;

•	the prospect that we will need ongoing infusions of external capital to fund our planned operations;

•	the size of our expansion plans in comparison to our existing capital base and scope and history of operations; and

•

the prospect or actual emergence of direct, sustained competitive pressure from more established automakers, which may be more likely if our initial efforts are perceived to be commercially successful.

Many of these factors are largely outside our control, and any negative perceptions about our long-term business prospects, even if exaggerated or unfounded, would likely harm our business and make it more difficult to raise additional funds when needed.

Even after this offering, we may need to raise additional funds and these funds may not be available to us when we need them. If we cannot raise additional funds when we need them, our operations and prospects could be negatively affected.

The design, manufacture, sale and servicing of automobiles is a capital intensive business. As of September 30, 2012, and inclusive of the proceeds of this offering, we expect to have approximately $293 million in principal sources of liquidity from our cash and cash equivalents and current restricted cash. This will include our cash and cash equivalents in the amount of approximately $267 million which will include our investments in money market funds, as well as restricted cash of $25 million which will include cash of $15 million deposited in dedicated DOE accounts in accordance with the requirements of our DOE Loan Facility and which will be used for repayment of all principal and interest that will come due on December 15, 2012. In addition, we have a payment of $14.2 million due on or before October 15, 2012 to fund the repayment of all principal and interest that will come due on our DOE Loan Facility on March 15, 2013.

We expect that these principal sources of liquidity together with our current projections of cash flow from operating activities and the anticipated proceeds of this offering will provide us adequate liquidity for at least the next 12 months based on our current plans. However, if there are further delays in the anticipated ramping of planned production of Model S or launch of Model X, or if the costs in building, Model S, Model X and increasing the production capacity of our manufacturing facilities, exceed our expectations or if we incur any significant unplanned expenses or embark on new significant strategic investments, we may need to raise additional funds through the issuance of equity, equity-related or debt securities or through obtaining credit from government or financial institutions. This capital will be necessary to fund our ongoing operations, continue research and development projects, including those for our planned Model X crossover, establish sales and service centers, improve infrastructure such as expanded battery assembly facilities, and to make the investments in tooling and manufacturing capital required to introduce Model X.

We have relied on our DOE Loan Facility to develop and produce Model S and develop the Tesla Factory. We do not currently have any similar type of loan facility in place for our Model X or any future vehicles. The development of future vehicles, investments in new technologies, increased in-sourcing of manufacturing capabilities, investments to expand our powertrain activities or investments to further expand our sales and service network, may require us to raise additional funds through the issuance of equity, equity-related or debt securities or through obtaining credit. In addition, we have only recently begun to accept customer reservation payments on Model X, can provide no assurance that customers will be willing to make such payments and accordingly may be reliant on other financing sources to fund the development of this vehicle. We cannot be certain that additional funds will be available to us on favorable terms when required, or at all. If we cannot raise additional funds when we need them, our financial condition, results of operations, business and prospects could be materially adversely affected. Additionally, under our DOE Loan Facility, we face restrictions on our ability to incur additional indebtedness, and in the future may need to obtain a waiver from the DOE in order to do so. We may not be able to obtain such waiver from the DOE which may harm our business. Future issuance of equity or equity-related securities will dilute the ownership interest of existing stockholders and our issuance of debt securities could increase the risk or perceived risk of our company.

We have very limited experience servicing our vehicles and we are using a different service model from the one typically used in the industry. If we are unable to address the service requirements of our existing and future customers our business will be materially and adversely affected.

If we are unable to successfully address the service requirements of our existing and future customers our business and prospects will be materially and adversely affected. In addition, we anticipate the level and quality of the service we provide our Tesla Roadster customers will have a direct impact on the success of Model S and our future vehicles. If we are unable to satisfactorily service our Tesla Roadster customers, our ability to generate customer loyalty, grow our business and sell Model S sedans could be impaired.

We have very limited experience servicing our vehicles, particularly our Model S vehicle. Servicing electric vehicles is different than servicing vehicles with internal combustion engines and requires specialized skills, including high voltage training and servicing techniques.

We plan to service our performance electric vehicles through our company-owned Tesla service centers and through our mobile service technicians known as the Tesla Rangers. Many of our Tesla stores are equipped to actively service our performance electric vehicles. However, our new design stores do not have servicing capabilities, certain stores have been open for less than one year, and to date we have only limited experience servicing our performance vehicles through our Tesla stores. Going forward, we intend to build separate sales and service locations in several markets, but to date have limited experience with separate sales and service locations within a geographic market. We will need to open additional Tesla stores with service capabilities and standalone service locations, as well as hire and train significant numbers of new employees to staff these centers and act as Tesla Rangers, in order to successfully maintain our fleet of delivered performance electric vehicles. We only implemented our Tesla Rangers program in October 2009 and have limited experience in deploying them to service our customers’ vehicles. There can be no assurance that these service arrangements or our limited experience servicing our vehicles will adequately address the service requirements of our customers to their satisfaction, or that we will have sufficient resources to meet these service requirement in a timely manner as the volume of vehicles we are able to deliver annually increases.

We do not expect to be able to open Tesla stores in all the geographic areas in which our existing and potential customers may reside. In order to address the service needs of customers that are not in geographical proximity to our service centers, we plan to either transport those vehicles to the nearest

Tesla store or service center for servicing or deploy our mobile Tesla Rangers to service the vehicles at the customer’s location. These special arrangements may be expensive and we may not be able to recoup the costs of providing these services to our customers. In addition, a number of potential customers may choose not to purchase our vehicles because of the lack of a more widespread service network. If we do not adequately address our customers’ service needs, our brand and reputation will be adversely affected, which in turn, could have a material and adverse impact on our business, financial condition, operating results and prospects.

Traditional automobile manufacturers in the United States do not provide maintenance and repair services directly. Consumers must rather service their vehicles through franchised dealerships or through third party maintenance service providers. We do not have any such arrangements with third party service providers and it is unclear when or even whether such third party service providers will be able to acquire the expertise to service our vehicles. At this point, we anticipate that we will be providing substantially all of the service for our vehicles for the foreseeable future. As our vehicles are placed in more locations, we may encounter negative reactions from our consumers who are frustrated that they cannot use local service stations to the same extent as they have with their conventional automobiles and this frustration may result in negative publicity and reduced sales, thereby harming our business and prospects.

In addition, the motor vehicle industry laws in many states require that service facilities be available with respect to vehicles physically sold from locations in the state. Whether these laws would also require that service facilities be available with respect to vehicles sold over the internet to consumers in a state in which we have no physical presence is uncertain. While we believe our Tesla Ranger program and our practice of shipping customers’ vehicles to our nearest Tesla store for service would satisfy regulators in these circumstances, without seeking formal regulatory guidance, there are no assurances that regulators will not attempt to require that we provide physical service facilities in their states. Further, certain state franchise laws which prohibit manufacturers from being licensed as a dealer or acting in the capacity of dealer also restrict manufacturers from providing vehicle service. If issues arise in connection with these laws, certain aspects of Tesla’s service program would need to be restructured to comply with state law, which may harm our business.

We may not succeed in maintaining and strengthening the Tesla brand, which would materially and adversely affect customer acceptance of our vehicles and components and our business, revenues and prospects.

Our business and prospects are heavily dependent on our ability to develop, maintain and strengthen the Tesla brand. Any failure to develop, maintain and strengthen our brand may materially and adversely affect our ability to sell the Tesla Roadster, Model S, Model X and future planned electric vehicles, and sell our electric powertrain components. If we do not continue to establish, maintain and strengthen our brand, we may lose the opportunity to build a critical mass of customers. Promoting and positioning our brand will likely depend significantly on our ability to provide high quality electric cars and maintenance and repair services, and we have very limited experience in these areas. Any problems associated with planned ramp of production of Model S, the launch of the Toyota RAV4 EV which uses a Tesla powertrain, future Daimler vehicles that use Tesla powertrains or the Model X may hurt the Tesla brand.

In addition, we expect that our ability to develop, maintain and strengthen the Tesla brand will also depend heavily on the success of our marketing efforts. To date, we have limited experience with marketing activities as we have relied primarily on the internet, word of mouth and attendance at industry trade shows to promote our brand. To further promote our brand, we may be required to change our marketing practices, which could result in substantially increased advertising expenses, including the need to use traditional media such as television, radio and print. The automobile industry is intensely competitive, and we may not be successful in building, maintaining and strengthening our brand. Many of our current and potential competitors, particularly automobile manufacturers headquartered in Detroit, Japan and the European Union, have greater name recognition, broader customer relationships and substantially greater marketing resources than we do. If we do not develop and maintain a strong brand, our business, prospects, financial condition and operating results will be materially and adversely impacted.

We may be unable to sell additional regulatory credits, such as zero emission vehicle (ZEV) and greenhouse gas emission (GHG) credits, to other automobile manufacturers, which would negatively impact our revenues, margins and our ability to reach profitability.

Our revenues to date have included amounts we receive from selling certain regulatory credits such as ZEV and GHG credits to other automobile manufacturers. While we continue to sign agreements with automakers to sell ZEV, GHG and other regulatory credits, we may not be able to enter into new agreements to sell any or all our available regulatory credits related to Model S, Model X or our other future vehicles, which would negatively impact our revenues and margins. Additionally, any inability to sell additional regulatory credits may negatively impact our ability to reach profitability.

If our vehicle owners customize our vehicles or change the charging infrastructure with aftermarket products, the vehicle may not operate properly, which could harm our business.

Automobile enthusiasts may seek to “hack” our vehicles to modify its performance which could compromise vehicle safety systems. Also, we are aware of customers who have customized their vehicles with after-market parts that may compromise driver safety. For example, some customers have installed seats that elevate the driver such that airbag and other safety systems could be compromised. Other customers have changed wheels and tires, while others have installed large speaker systems that may impact the electrical systems of the vehicle. We have not tested, nor do we endorse, such changes or products. In addition, customer use of improper external cabling or unsafe charging outlets can expose our customers to injury from high voltage electricity. Such unauthorized modifications could reduce the safety of our vehicles and any injuries resulting from such modifications could result in adverse publicity which would negatively affect our brand and harm our business, prospects, financial condition and operating results.

Regulators could review our practice of taking reservation payments and, if the practice is deemed to violate applicable law, we could be required to pay penalties, refund the reservation payments stop accepting additional reservation payments, and restructure certain aspects of our reservation program.

For customers interested in making a reservation for Model S or Model X, we require an initial fully refundable reservation payment of at least $5,000. As of June 30, 2012, we had collected reservation payments, primarily for Model S and Model X, in an aggregate amount of $133.4 million. We generally use these funds for working capital and other general corporate purposes. California laws, and potentially the laws of other states, restrict the ability of licensed auto dealers to advertise or take deposits for vehicles before the vehicles are available to the dealer from the manufacturer. In November 2007, we became aware that the New Motor Vehicle Board of the California Department of Transportation has considered whether our reservation policies and advertising comply with the California Vehicle Code. To date, we have not received any communications on this topic from the New Motor Vehicle Board or the Department of Motor Vehicles (DMV), which has the power to enforce these laws. There can be no assurance that the DMV will not take the position that our vehicle reservation or advertising practices violate the law. In addition, California is currently the only jurisdiction in which we have licenses to both manufacture and sell our vehicles so any limitation imposed on our operations in California may be particularly damaging to our business. The DMV also has the power to suspend licenses to manufacture and sell vehicles in California, following a hearing on the merits, which it has typically exercised in cases of significant or repeat violations and/or a refusal to comply with DMV directions.

Certain states may have specific laws which apply to reservation payments accepted by dealers, or manufacturers selling directly to consumers, or both. For example, the state of Washington requires that reservation payments or other payments received from residents in the state of Washington must be placed in a segregated account until delivery of the vehicle, which account must be unencumbered by any liens from creditors of the dealer and may not be used by the dealer. Consequently, we established a segregated account for reservation payments in the state of Washington in January 2010. There can be no assurance that other state or foreign jurisdictions will not require similar segregation of reservation payments received from customers. Our inability to access these funds for working capital purposes could harm our liquidity. Furthermore, while we have performed an analysis of the principal laws in the European Union relating to our distribution model and believe we comply with such laws, we have not performed a complete analysis in all foreign jurisdictions in which we may sell vehicles. Accordingly, there may be laws in jurisdictions we have not yet entered or laws we are unaware of in jurisdictions we have entered that may restrict our vehicle reservation practices or other business practices. Reductions in our cash as a result of redemptions or an inability to take reservation payments could make it necessary to raise additional funds and also make it more difficult for us to obtain additional financing. The prospect of reductions in cash, even if unrealized, may also make it more difficult to obtain financing.

Our plan to expand our network of Tesla stores will require significant cash investments and management resources and may not meet our expectations with respect to additional sales of our electric vehicles. In addition, we may not be able to open stores in certain states.

Our plan to expand our network of Tesla stores will require significant cash investments and management resources and may not meet our expectations with respect to additional sales of our electric vehicles. This planned global expansion of Tesla stores may not have the desired effect of increasing sales and expanding our brand presence to the degree we are anticipating. Furthermore there can be no assurances that we will be able to construct additional storefronts on the budget or timeline we have established. We will also need to ensure we are in compliance with any regulatory requirements applicable to the sale of our vehicles in those jurisdictions, which could take considerable time and expense. If we experience any delays in expanding our network of Tesla stores, this could lead to a decrease in sales of our vehicles and could negatively impact our business, prospects, financial condition and operating results. We have opened Tesla stores in major metropolitan areas throughout North America, Europe and Asia. We plan to open additional stores, with a goal of establishing approximately 50 stores globally within the next several years in connection with the Model S rollout. However, we may not be able to expand our network at such rate and our planned expansion of our network of Tesla stores will require significant cash investment and management resources, as well as efficiency in the execution of establishing these storefronts and in hiring and training the necessary employees to effectively sell our vehicles.

Furthermore, certain states and foreign jurisdictions may have permit requirements, franchise dealer laws or similar laws or regulations that may preclude or restrict our ability to open stores or sell vehicles out of such states and jurisdictions. Any such prohibition or restriction may lead to decreased sales in such jurisdictions, which could harm our business, prospects and operating results.

We face risks associated with our international operations, including unfavorable regulatory, political, tax and labor conditions, which could harm our business.

We face risks associated with our international operations, including possible unfavorable regulatory, political, tax and labor conditions, which could harm our business. We currently have international operations and subsidiaries in various countries and jurisdictions that are subject to the legal, political, regulatory and social requirements and economic conditions in these jurisdictions. Additionally, as part of our growth strategy, we intend to expand our sales, maintenance and repair services internationally. However, we have limited experience to date selling and servicing our vehicles internationally and such expansion would require us to make significant expenditures, including the hiring of local employees and establishing facilities, in advance of generating any revenue. We are subject to a number of risks associated with international business activities that may increase our costs, impact our ability to sell our electric vehicles and require significant management attention. These risks include:

•	conforming our vehicles to various international regulatory and safety requirements where our vehicles are sold, or homologation;

•	difficulty in staffing and managing foreign operations;

•	difficulties attracting customers in new jurisdictions;

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foreign government taxes, regulations and permit requirements, including foreign taxes that we may not be able to offset against taxes imposed upon us in the United States, and foreign tax and other laws limiting our ability to repatriate funds to the United States;

•	fluctuations in foreign currency exchange rates and interest rates, including risks related to any interest rate swap or other hedging activities we undertake;

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our ability to enforce our contractual and intellectual property rights, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent as do the United States, Japan and European countries, which increases the risk of unauthorized, and uncompensated, use of our technology;

•	United States and foreign government trade restrictions, tariffs and price or exchange controls;

•	foreign labor laws, regulations and restrictions;

•	preferences of foreign nations for domestically produced vehicles;

•	changes in diplomatic and trade relationships;

•	political instability, natural disasters, war or events of terrorism; and

•	the strength of international economies.

If we fail to successfully address these risks, our business, prospects, operating results and financial condition could be materially harmed.

Foreign currency movements relative to the U.S. dollar could harm our financial results.

Our revenues and costs denominated in foreign currencies are not completely matched. For example, a portion of our costs and expenses for the three months ended June 30, 2012 was denominated in foreign currencies, including the euro, the Japanese yen and the British pound Conversely for this period and for the remainder of 2012, and until such time as we begin shipping significant quantities of Model S vehicles to foreign jurisdictions, we expect that a significant majority of our revenue will be denominated in U.S. dollars. Accordingly, if the value of the U.S. dollar depreciates significantly against these currencies, our costs as measured in U.S. dollars as a percent of our revenues will correspondingly increase and our margins will suffer. As a result, our operating results could be adversely affected. In the future, and as we begin selling Model S overseas, as well as delivering powertrain units to Daimler, we may have greater revenues than costs denominated in other currencies, in which case a strengthening of the dollar would tend to reduce our revenues as measured in U.S. dollars.

Developments in alternative technologies or improvements in the internal combustion engine may materially adversely affect the demand for our electric vehicles.

Significant developments in alternative technologies, such as advanced diesel, ethanol, fuel cells or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect our business and prospects in ways we do not currently anticipate. Any failure by us to develop new or enhanced technologies or processes, or to react to changes in existing technologies, could materially delay our development and introduction of new and enhanced electric vehicles, which could result in the loss of competitiveness of our vehicles, decreased revenue and a loss of market share to competitors.

The unavailability, reduction or elimination of government and economic incentives could have a material adverse effect on our business, financial condition, operating results and prospects.

Any reduction, elimination or discriminatory application of government subsidies and economic incentives because of policy changes, the reduced need for such subsidies and incentives due to the perceived success of the electric vehicle, fiscal tightening or other reasons may result in the diminished competitiveness of the alternative fuel vehicle industry generally or our electric vehicles in particular. This could materially and adversely affect the growth of the alternative fuel automobile markets and our business, prospects, financial condition and operating results.

Our growth depends in part on the availability and amounts of government subsidies and economic incentives for alternative fuel vehicles generally and performance electric vehicles specifically. For example, we currently benefit from exemptions from California state sales and use taxes for purchases of up to $612 million of manufacturing equipment from our arrangements with the California Alternative Energy and Advanced Transportation Financing Authority. To the extent all of this equipment is purchased and would otherwise be subject to California state sales and use tax, we believe this incentive would result in tax savings by us of up to approximately $55 million beginning in December 2009 through January 2015. This exemption is only available for equipment that would otherwise be subject to California sales and use taxes and that would be used only for specified purposes. If we fail to meet these conditions, we would be unable to take full advantage of this tax incentive and our financial position could be harmed.

In addition, certain regulations and laws that encourage sales of electric cars through tax credits or other subsidies could be reduced, eliminated or applied in a way that creates an adverse effect against our vehicles, either currently or at any time in the future. For example, while the federal and state governments have from time to time enacted tax credits and other incentives for the purchase of alternative fuel cars, funding for these programs is limited and there is no guarantee that our vehicles will be eligible for tax credits or other incentives provided to alternative fuel vehicles in the future. This would put our vehicles at a competitive disadvantage. As an example at the state level, California renewed the Clean Vehicle Rebate Program for 2012 – a rebate program for the purchase of qualified alternative technology vehicles. California reduced the rebate amount from $5,000 per vehicle to $2,500 per vehicle due to fewer funds available and increased demand, but such funds may run out. Subsequent purchasers could face a delay in receiving rebates since they would have to wait until the next fiscal year’s funding became available or be unable to obtain a rebate at all. As an additional example, there is considerable discussion at the federal level over tax reform. Discussions have included reducing or even eliminating the current $7,500 tax credit available to purchasers of qualified alternative fuel vehicles, including Model S. Also, government disincentives have been enacted in Europe for gas-powered vehicles, which discourage the use of such vehicles and allow us to set a higher sales price for the Tesla Roadster in Europe. In the event that such disincentives are reduced or eliminated, sales of electric vehicles, including our Tesla Roadster and Model S, could be adversely affected. Furthermore, low volume manufacturers are exempt from certain regulatory requirements in the United States and the European Union. This provides us with an advantage over high volume manufacturers that must comply with such regulations. Once we reach a certain threshold number of sales in each of the United States and the European Union, we will no longer be able to take advantage of such exemptions in the respective jurisdictions, which could lead us to incur additional design and manufacturing expense. We do not anticipate that we will be able to take advantage of these exemptions with respect to Model S which we plan to produce at significantly higher volumes than the Tesla Roadster.

If we are unable to grow our sales of electric vehicle components to original equipment manufacturers our financial results may suffer.

We may have trouble attracting and retaining powertrain customers which could adversely affect our business prospects and results. Daimler and its affiliates and Toyota and its affiliates are currently the only customers of our electric powertrain sales and development services. In the first half of 2012, we received two purchase orders from Daimler to begin work on the development of a full electric powertrain for a Daimler Mercedes-Benz vehicle and in May 2012, we executed an agreement with Daimler which covers the significant terms for this development program. We have not, however, yet entered into a final development agreement with Daimler and our revenue from Daimler will be deferred until we reach final agreement upon the development milestones and related payments which we anticipate finalizing in the fourth quarter of 2012. Should this not occur, our financial results for that quarter and the year would be adversely affected.

In July 2011, we entered into a supply and services agreement with Toyota for the supply of a validated electric powertrain system, including a battery pack, charging system, inverter, motor, gearbox and associated software which will be integrated into an electric vehicle version of the Toyota RAV4. Pursuant to this agreement, we expect that Toyota will pay us approximately $100 million between 2012 and 2014 based on our delivery of electric powertrain systems.

The payments to us under the Daimler and Toyota agreements are not guaranteed and will only occur upon the delivery of powertrain systems that meet Daimler’s and Toyota’s specifications. Neither Daimler nor Toyota has any obligation to buy any systems from us, and if Daimler does not order the anticipated systems from us, we will not receive the revenues we anticipate from these agreements. These agreements further require that we meet customary obligations such as timely deliveries, warranty and product quality obligations. Our failure to meet these obligations could have a materially adverse impact on our operating results. Additionally, although we have discussed new business opportunities with each of Daimler and Toyota, there is no guarantee that we will be able to reach agreement with Daimler, Toyota or their respective affiliates regarding such opportunities at all or on terms and conditions that are favorable to us. Even if we can attract and retain additional powertrain customers other than Daimler and Toyota, there is no assurance that we can adequately pursue such opportunities simultaneously with the execution of our plans for our vehicles.

Our relationship with Daimler is subject to various risks which could adversely affect our business and future prospects.

Our relationship with Daimler poses various risks to us including:

•	potential loss of access to parts that Daimler is providing for Model S; and

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potential loss of business and adverse publicity to our brand image if there are defects or other problems discovered with our electric powertrain components that Daimler has incorporated into their vehicles.

The occurrence of any of the foregoing could adversely affect our business, prospects, financial condition and operating results.

In addition, our exclusivity and intellectual property agreement with Daimler North America Corporation (DNAC), an affiliate of Daimler provides that, if a Daimler competitor offers to enter into a competitive strategic transaction with us, we are required to give DNAC notice of such offer and DNAC will have a specified period of time in which to notify us whether it wishes to enter into such transaction with us on the same terms as offered by the third party. Because we will be able to enter into such a transaction with a third party only if DNAC declines to do so, this may decrease the likelihood that we will receive offers from third parties to enter into strategic arrangements in the future.

We may not be able to identify adequate strategic relationship opportunities, or form strategic relationships, in the future.

Strategic business relationships will be an important factor in the growth and success of our business. For example, our strategic relationship with Daimler has provided us with various benefits and we have entered into an agreement for the supply of a validated electric powertrain for the Toyota RAV4 with Toyota. However, there are no assurances that we will be able to identify or secure suitable business relationship opportunities in the future or our competitors may capitalize on such opportunities before we do. Our strategic relationship with Daimler involved Blackstar, an affiliate of Daimler, making a significant equity investment in us as well as a representative from Daimler, Dr. Herbert Kohler, joining our Board. In addition, Toyota made a significant equity investment in us concurrent with the closing of our IPO in July 2010. We may not be able to offer similar benefits to other companies that we would like to establish and maintain strategic relationships with which could impair our ability to establish such relationships. Moreover, identifying such opportunities could demand substantial management time and resources, and negotiating and financing relationships involves significant costs and uncertainties. If we are unable to successfully source and execute on strategic relationship opportunities in the future, our overall growth could be impaired, and our business, prospects and operating results could be materially adversely affected.

The operation of our vehicles is different from internal combustion engine vehicles and our customers may experience difficulty operating them properly, including difficulty transitioning between different methods of braking.

We have designed our vehicles to minimize inconvenience and inadvertent driver damage to the powertrain. In certain instances, these protections may cause the vehicle to behave in ways that are unfamiliar to drivers of internal combustion vehicles. For example, we employ regenerative braking to recharge the battery pack in most modes of vehicle operation. Our customers may become accustomed to using this regenerative braking instead of the wheel brakes to slow the vehicle. However, when the vehicle is at maximum charge, the regenerative braking is not needed and is not employed. Accordingly, our customers may have difficulty shifting between different methods of braking. In addition, we use safety mechanisms to limit motor torque when the powertrain system reaches elevated temperatures. In such instances, the vehicle’s acceleration and speed will decrease. Finally, if the driver permits the battery pack to substantially deplete its charge, the vehicle will progressively limit motor torque and speed to preserve the charge that remains. The vehicle will lose speed and ultimately coast to a stop. Despite several warnings about an imminent loss of charge, the ultimate loss of speed may be unexpected. There can be no assurance that our customers will operate the vehicles properly, especially in these situations. Any accidents resulting from such failure to operate our vehicles properly could harm our brand and reputation, result in adverse publicity and product liability claims, and have a material adverse affect on our business, prospects, financial condition and operating results. In addition, if consumers dislike these features, they may choose not to buy additional cars from us which could also harm our business and prospects.

If we are unable to keep up with advances in electric vehicle technology, we may suffer a decline in our competitive position.

We may be unable to keep up with changes in electric vehicle technology and, as a result, may suffer a decline in our competitive position. Any failure to keep up with advances in electric vehicle technology would result in a decline in our competitive position which would materially and adversely affect our business, prospects, operating results and financial condition. Our research and development efforts may not be sufficient to adapt to changes in electric vehicle technology. As technologies change, we plan to upgrade or adapt our vehicles and introduce new models in order to continue to provide vehicles with the latest technology, in particular battery cell technology. However, our vehicles may not compete effectively with alternative vehicles if we are not able to source and integrate the latest technology into our vehicles. For example, we do not manufacture battery cells, which makes us dependent upon other suppliers of battery cell technology for our battery packs.

If we fail to manage future growth effectively as we rapidly grow our company in conjunction with ramping our production of Model S, we may not be able to produce, market, sell and service our vehicles successfully.

Any failure to manage our growth effectively could materially and adversely affect our business, prospects, operating results and financial condition. We continue to expand our operations significantly, and additional significant expansion will be required, especially in connection with the increase in production capacity of our Model S manufacturing facility and the planned ramp of our production of Model S, our electric powertrain manufacturing facility, the expansion of our network of Tesla stores and service centers, our mobile Tesla Rangers program and requirements of being a public company. Our future operating results depend to a large extent on our ability to manage this expansion and growth successfully. Risks that we face in undertaking this expansion include:

•	finding and training new personnel;

•	forecasting production and revenue;

•	controlling expenses and investments in anticipation of expanded operations;

•	establishing or expanding design, manufacturing, sales and service facilities;

•	implementing and enhancing manufacturing and administrative infrastructure, systems and processes;

•	addressing new markets; and

•	expanding international operations.

We intend to continue to hire a significant number of additional personnel, including manufacturing personnel, design personnel, engineers and service technicians for our performance electric vehicles. Because our high-performance vehicles are based on a different technology platform than traditional internal combustion engines, individuals with sufficient training in performance electric vehicles may not be available to hire, and we will need to expend significant time and expense training the employees we do hire. Competition for individuals with experience designing, manufacturing and servicing electric vehicles is intense, and we may not be able to attract, assimilate, train or retain additional highly qualified personnel in the future. The failure to attract, integrate, train, motivate and retain these additional employees could seriously harm our business and prospects.

If we are unable to attract and/or retain key employees and hire qualified management, technical vehicle engineering, and manufacturing personnel, our ability to compete could be harmed and our stock price may decline.

The loss of the services of any of our key employees could disrupt our operations, delay the development and introduction of our vehicles and services, and negatively impact our business,

prospects and operating results as well as cause our stock price to decline. In particular, we are highly dependent on the services of Elon Musk, our Chief Executive Officer, Product Architect and Chairman of our Board of Directors, and JB Straubel, our Chief Technical Officer. None of our key employees is bound by an employment agreement for any specific term. There can be no assurance that we will be able to successfully attract and retain senior leadership necessary to grow our business. Our future success depends upon our ability to attract and retain our executive officers and other key technology, sales, marketing, engineering, manufacturing and support personnel and any failure to do so could adversely impact our business, prospects, financial condition and operating results. We have in the past and may in the future experience difficulty in retaining members of our senior management team as well as technical, vehicle engineering and manufacturing personnel due to various factors, such as a very competitive labor market for talented individuals with automotive experience. In addition, we do not have “key person” life insurance policies covering any of our officers or other key employees.

There is increasing competition for talented individuals with the specialized knowledge of electric vehicles and this competition affects both our ability to retain key employees and hire new ones. In particular, as we ramp our planned production of Model S, we will have to significantly increase our hiring of manufacturing personnel and others related to automotive manufacturing, and finding manufacturing personnel and others in sufficient numbers, at the required times to meet our planned ramp of anticipated production of Model S and with the needed skill sets, may be difficult.

We are highly dependent on the services of Elon Musk, our Chief Executive Officer.

We are highly dependent on the services of Elon Musk, our Chief Executive Officer, Product Architect, Chairman of our Board of Directors and largest stockholder. Although Mr. Musk spends significant time with Tesla and is highly active in our management, he does not devote his full time and attention to Tesla. Mr. Musk also currently serves as Chief Executive Officer and Chief Technical Officer of Space Exploration Technologies, a developer and manufacturer of space launch vehicles, and Chairman of SolarCity, a solar equipment installation company.

In addition, our financing agreements with Blackstar contain certain covenants relating to Mr. Musk’s employment as our Chief Executive Officer. These covenants provide that if Mr. Musk is not serving as our Chief Executive Officer at any time until the later of December 31, 2012 or the launch of Model S, Mr. Musk shall promptly propose a successor Chief Executive Officer and Dr. Kohler, or his successor, must consent to any appointment of such person by our Board of Directors. If at any time during the period from January 1, 2011 through December 31, 2012, Mr. Musk is not serving as either our Chief Executive Officer or Chairman of our Board of Directors for reasons other than his death or disability, and Dr. Kohler, or his successor, has not consented to the appointment of a new Chief Executive Officer or if during such period Mr. Musk renders services to, or invests in, any other automotive OEM other than us, Daimler has the right to terminate any or all of its strategic collaboration agreements with us. If this were to occur, our business would be harmed.

Furthermore, our DOE Loan Facility provides that we will be in default under the facility in the event Mr. Musk and certain of his affiliates fail to own, at any time prior to one year after we complete the project relating to Model S, at least 65% of the capital stock held by Mr. Musk and such affiliates as of the date of the DOE Loan Facility. Mr. Musk’s shares of our capital stock are held directly by his personal trust.

Many members of our management team are new to the company or to the automobile industry, and execution of our business plan and development strategy could be seriously harmed if integration of our management team into our company is not successful.

Our business could be seriously harmed if integration of our management team into our company is not successful. We expect that it will take time for our new management team to integrate into our company and it is too early to predict whether this integration will be successful. We have recently experienced significant changes in our management team and expect to continue to experience significant growth in our management team. Our senior management team has only limited experience working together as a group. Specifically, three of the six members of our senior management team have joined us within the last few years. This lack of long-term experience working together may impact the team’s ability to collectively quickly and efficiently respond to problems and effectively manage our business. Although we are taking steps to add senior management personnel that have significant automotive experience, many of the members of our current senior management team have limited or no prior experience in the automobile or electric vehicle industries.

We are subject to various environmental and safety laws and regulations that could impose substantial costs upon us and negatively impact our ability to operate our manufacturing facilities.

As an automobile manufacturer, we and our operations, both in the United States and abroad, are subject to national, state, provincial and/or local environmental, health and safety laws and regulations, including laws relating to the use, handling, storage, disposal and human exposure to hazardous materials. Environmental and health and safety laws and regulations can be complex, and we expect that our business and operations will be affected by future amendments to such laws or other new environmental and health and safety laws which may require us to change our operations, potentially resulting in a material adverse effect on our business. These laws can give rise to liability for administrative oversight costs, cleanup costs, property damage, bodily injury and fines and penalties. Capital and operating expenses needed to comply with environmental, health and safety laws and regulations can be significant, and violations may result in substantial fines and penalties, third party damages, suspension of production or a cessation of our operations.

Contamination at properties formerly owned or operated by us, as well as at properties we will own and operate, and properties to which hazardous substances were sent by us, may result in liability for us under environmental laws and regulations, including, but not limited to the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), which can impose liability for the full amount of remediation-related costs without regard to fault, for the investigation and cleanup of contaminated soil and ground water, for building contamination and impacts to human health and for damages to natural resources. The costs of complying with environmental laws and regulations and any claims concerning noncompliance, or liability with respect to contamination in the future, could have a material adverse effect on our financial condition or operating results. We may face unexpected delays in obtaining the necessary permits and approvals required by environmental laws in connection with our manufacturing facilities that could require significant time and financial resources and negatively impact our ability to operate these facilities, which would adversely impact our business prospects and operating results.

New United Motor Manufacturing, Inc. (NUMMI) has previously identified environmental conditions at the Tesla Factory which affect soil and groundwater, and has undertaken efforts to address these conditions. Although we have been advised by NUMMI that it has documented and managed the environmental issues at the Fremont site, we cannot currently determine with certainty the total potential costs to remediate pre-existing contamination, and we may be exposed to material liability as a result of the existence of any environmental contamination at the Fremont site.

As the owner of the Fremont site, we may be responsible under federal and state laws and regulations for the entire investigation and remediation of any environmental contamination at the Fremont site, whether it occurred before or after the date we purchase the property. We have reached an agreement with NUMMI under which, over a ten year period, we will pay the first $15.0 million of any costs of any governmentally-required remediation activities for contamination that existed prior to the closing of the purchase for any known or unknown environmental conditions (Remediation Activities), and NUMMI has agreed to pay the next $15.0 million for such Remediation Activities. Our agreement provides, in part, that NUMMI will pay up to the first $15.0 million on our behalf if such expenses are incurred in the first four years of our agreement, subject to our reimbursement of such costs on the fourth anniversary date of the closing.

On the ten-year anniversary of the closing or whenever $30.0 million has been spent on the Remediation Activities, whichever comes first, NUMMI’s liability to us with respect to Remediation Activities ceases, and we are responsible for any and all environmental conditions at the Fremont site. At that point in time, we have agreed to indemnify, defend, and hold harmless NUMMI from all liability, including attorney fees, or any costs or penalties it may incur arising out of or in connection with any claim relating to environmental conditions and we have released NUMMI for any known or unknown claims except for NUMMI’s obligations for representations and warranties under the agreement. As of June 30, 2012, we have accrued $5.3 million related to these environmental liabilities.

There are no assurances that NUMMI will perform its obligations under our agreement and NUMMI’s failure to perform would require us to undertake these obligations at a potentially significant cost and risk to our ability to increase the production capacity of, and operate, our Tesla Factory. Any Remediation Activities or other environmental conditions at the Fremont site could harm our operations and the future use and value of the Fremont site and could delay our production plans for Model S.

Our business may be adversely affected by union activities.

Although none of our employees are currently represented by a labor union, it is common throughout the automobile industry generally for many employees at automobile companies to belong to a union, which can result in higher employee costs and increased risk of work stoppages. Our employees may join or seek recognition to form a labor union, or we may be required to become a union signatory. Our automobile production facility in Fremont, California was purchased from NUMMI and we are producing Model S at such facility. Prior employees of NUMMI were union members and our future work force at this facility may be inclined to vote in favor of forming a labor union. We are also directly or indirectly dependent upon companies with unionized work forces, such as parts suppliers and trucking and freight companies, and work stoppages or strikes organized by such unions could have a material adverse impact on our business, financial condition or operating results. If a work stoppage occurs, it could delay the manufacture and sale of our performance electric vehicles and have a material adverse effect on our business, prospects, operating results or financial condition. The mere fact that our labor force could be unionized may harm our reputation in the eyes of some investors and thereby negatively affect our stock price. Additionally, the unionization of our labor force could increase our employee costs and decrease our profitability, both of which could adversely affect our business, prospects, financial condition and results of operations.

We are subject to substantial regulation, which is evolving, and unfavorable changes or failure by us to comply with these regulations could substantially harm our business and operating results.

Our performance electric vehicles, the sale of motor vehicles in general and the electronic components used in our vehicles are subject to substantial regulation under international, federal, state, and local laws. We have incurred, and expect to incur in the future, significant costs in complying with these regulations. For example, the Clean Air Act requires that we obtain a Certificate of Conformity issued by the EPA and a California Executive Order issued by the CARB with respect to emissions for our vehicles. We received a Certificate of Conformity for sales of our Tesla Roadsters in 2008 and 2010, but did not receive a Certificate of Conformity for sales of the Tesla Roadster in 2009 until December 21, 2009. In January 2010, we and the EPA entered into an Administrative Settlement

Agreement and Audit Policy Determination in which we agreed to pay a civil administrative penalty in the sum of $275,000 for failing to obtain a Certificate of Conformity for sales of our vehicles in 2009 prior to December 21, 2009.

Regulations related to the electric vehicle industry and alternative energy are currently evolving and we face risks associated with changes to these regulations such as:

•	the imposition of a carbon tax or the introduction of a cap-and-trade system on electric utilities could increase the cost of electricity;

•

changes to the regulations governing the assembly and transportation of lithium-ion battery packs, such as the UN Recommendations of the Safe Transport of Dangerous Goods Model Regulations or regulations adopted by the U.S. Pipeline and Hazardous Materials Safety Administration (PHMSA) could increase the cost of lithium-ion battery packs;

•

the amendment or rescission of the federal law and regulations mandating increased fuel economy in the United States, referred to as the Corporate Average Fuel Economy (CAFE) standards could reduce new business opportunities for our powertrain sales and development activities;

•

the amendment or rescission of federal greenhouse gas tailpipe emission regulations administered by EPA under the authority of the Clean Air Act could reduce new business opportunities for our powertrain sales and development activities;

•

increased sensitivity by regulators to the needs of established automobile manufacturers with large employment bases, high fixed costs and business models based on the internal combustion engine could lead them to pass regulations that could reduce the compliance costs of such established manufacturers or mitigate the effects of government efforts to promote alternative fuel vehicles; and

•

changes to regulations governing the export of our products could increase our costs incurred to deliver products outside the United States or force us to charge a higher price for our vehicles in such jurisdictions.

In addition, as the automotive industry moves towards greater use of electronics for vehicle systems, NHTSA and other regulatory bodies may in the future increase regulation for these electronic systems as concerns about distracted driving increase. Such concerns could affect electronic systems in Model S, including those used with the 17 inch display screen in Model S which could reduce the appeal of Model S or require adjustments to the display screen’s functionality.

To the extent the laws change, some or all of our vehicles may not comply with applicable international, federal, state or local laws, which would have an adverse effect on our business. Compliance with changing regulations could be burdensome, time consuming, and expensive. To the extent compliance with new regulations is cost prohibitive, our business, prospects, financial condition and operating results will be adversely affected.

We retain certain personal information about our customers and may be subject to various privacy and consumer protection laws.

We use our vehicles’ electronic systems to log information about each vehicle’s use in order to aid us in providing customer service, including vehicle diagnostics, repair and maintenance, as well as to help us collect data regarding our customers’ charge time, battery usage, mileage and efficiency habits. Our customers may object to the use of this data, which may negatively impact our ability to provide effective customer service and develop new vehicles and products. Possession and use of our customers’ personal information in conducting our business may be subject to federal and/or state laws and regulations in the United States and foreign jurisdictions, and such laws and regulations may restrict our use of such personal information and hinder our ability to acquire new customers or market to existing customers. For example, we are subject to local data protection laws in Europe. We may incur significant expenses to comply with privacy, consumer protection and security standards and protocols imposed by law, regulation, industry standards or contractual obligations. If third parties improperly obtain and use the personal information of our customers or we otherwise experience a data loss with respect to customers’ personal information, we may be required to expend significant resources to resolve these problems. A major breach of our network security and systems could have serious negative consequences for our businesses and future prospects, including possible fines, penalties and damages, reduced customer demand for our vehicles, and harm to our reputation and brand.

We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

We may become subject to product liability claims, which could harm our business, prospects, operating results and financial condition. The automobile industry experiences significant product liability claims and we face inherent risk of exposure to claims in the event our vehicles do not perform as expected or malfunction resulting in personal injury or death. Our risks in this area are particularly pronounced given the limited number of vehicles delivered to date and limited field experience of those vehicles, including Model S. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product liability claim could generate substantial negative publicity about our vehicles and business and inhibit or prevent commercialization of other future vehicle candidates which would have material adverse effect on our brand, business, prospects and operating results. We self insure against the risk of product liability claims. Any lawsuit seeking significant monetary damages may have a material adverse effect on our reputation, business and financial condition. We may not be able to secure additional product liability insurance coverage on commercially acceptable terms or at reasonable costs when needed, particularly if we do face liability for our products and are forced to make a claim under our policy.

We may have difficulty satisfying safety requirements in different countries around the world where we plan to sell our vehicles.

In connection with the development and sale of Model S, Model X, and our future electric vehicles, we will need to comply with various additional safety regulations and requirements that were not applicable to the sales of our Tesla Roadsters, with which it may be expensive or difficult to comply. For example, we will need to pass a range of impact tests for our current and future vehicles. We performed similar tests on the Tesla Roadster based on European Union testing standards in connection with sales exceeding certain volume thresholds in Australia and Japan, and two criteria were not met in the test. We may experience difficulties in meeting all the criteria for these or similar tests for Model S and Model X, which may delay our ability to sell Model S and Model X in high volumes in certain jurisdictions.

We may be compelled to undertake product recalls, which could adversely affect our brand image and financial performance.

Any product recall in the future may result in adverse publicity, damage our brand and adversely affect our business, prospects, operating results and financial condition. We previously experienced product recalls in May 2009 and October 2010, both of which were unrelated to our electric powertrain. In April 2009, we determined that a condition caused by insufficient torquing of the rear inner hub flange bolt existed in some of our Tesla Roadsters, as a result of a missed process during the manufacture of the Tesla Roadster glider. In October 2010, we initiated a product recall after the 12 volt, low voltage auxiliary cable in a single vehicle chafed against the edge of a carbon fiber panel in the vehicle causing a short, smoke and possible fire behind the right front headlamp of the vehicle. In the future, we may at various times, voluntarily or involuntarily, initiate a recall if any of our vehicles, including Model S, or electric powertrain components prove to be defective or noncompliant with applicable federal motor vehicle safety standards. Such recalls, voluntary or involuntary, involve significant expense and diversion of management attention and other resources, which could adversely affect our brand image in our target markets and could adversely affect our business, prospects, financial condition and results of operations.

Our current and future warranty reserves may be insufficient to cover future warranty claims which could adversely affect our financial performance.

If our warranty reserves are inadequate to cover future warranty claims on our vehicles, our business, prospects, financial condition and operating results could be materially and adversely affected. We provide a three year or 36,000 miles New Vehicle Limited Warranty with every Tesla Roadster, which we extended to four years or 50,000 miles for the purchasers of our 2008 Tesla Roadster. In addition, customers have the opportunity to purchase an Extended Service Plan for the period after the end of the New Vehicle Limited Warranty for the Tesla Roadster to cover additional services for an additional three years or 36,000 miles, whichever comes first. Subject to separate limited warranties for the supplemental restraint system and battery, we provide a four year or 50,000 miles New Vehicle Limited Warranty for the purchasers of Model S. The New Vehicle Limited Warranty for each of the Tesla Roadster and Model S is subject to certain limitations, exclusions or separate warranties and is intended to cover parts and labor to repair defects in material or workmanship in the vehicle including the body, chassis, suspension, interior, electronic systems, powertrain and brake system. We record and adjust warranty reserves based on changes in estimated costs and actual warranty costs. However, we have limited operating experience with our vehicles, and therefore little experience with warranty claims for these vehicles or with estimating warranty reserves. Furthermore, reserves that we anticipate recording when we commence delivering Model S may be insufficient to cover any future warranty claims.

Since we began initiating sales of our vehicles, we have continued to increase our warranty reserves based on our actual warranty claim experience and we may be required to undertake further such increases in the future. As of June 30, 2012, we had warranty reserves of $5.7 million, and such reserve amount will increase in the future as Model S is sold. We could in the future become subject to a significant and unexpected warranty expense. There can be no assurances that our currently existing or future warranty reserves will be sufficient to cover all claims or that our limited experience with warranty claims will adequately address the needs of our customers to their satisfaction.

We may need to defend ourselves against patent or trademark infringement claims, which may be time-consuming and would cause us to incur substantial costs.

Companies, organizations or individuals, including our competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop or sell our vehicles or components, which could make it more difficult for us to operate our business. From time to time, we may receive inquiries from holders of patents or trademarks inquiring whether we infringe their proprietary rights. Companies holding patents or other intellectual property rights relating to battery packs, electric motors or electronic power management systems may bring suits alleging infringement of such rights or otherwise asserting their rights and seeking licenses. In addition, if we are determined to have infringed upon a third party’s intellectual property rights, we may be required to do one or more of the following:

•	cease selling, incorporating or using vehicles that incorporate the challenged intellectual property;

•	pay substantial damages;

•	obtain a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all; or

•	redesign our vehicles.

In the event of a successful claim of infringement against us and our failure or inability to obtain a license to the infringed technology, our business, prospects, operating results and financial condition could be materially adversely affected. In addition, any litigation or claims, whether or not valid, could result in substantial costs and diversion of resources and management attention.

We also license patents and other intellectual property from third parties, and we may face claims that our use of this in-licensed technology infringes the rights of others. In that case, we may seek indemnification from our licensors under our license contracts with them. However, our rights to indemnification may be unavailable or insufficient to cover our costs and losses, depending on our use of the technology, whether we choose to retain control over conduct of the litigation, and other factors.

Our business will be adversely affected if we are unable to protect our intellectual property rights from unauthorized use or infringement by third parties.

Any failure to protect our proprietary rights adequately could result in our competitors offering similar products, potentially resulting in the loss of some of our competitive advantage and a decrease in our revenue which would adversely affect our business, prospects, financial condition and operating results. Our success depends, at least in part, on our ability to protect our core technology and intellectual property. To accomplish this, we rely on a combination of patents, patent applications, trade secrets, including know-how, employee and third party nondisclosure agreements, copyright laws, trademarks, intellectual property licenses and other contractual rights to establish and protect our proprietary rights in our technology. We have also received from third parties patent licenses related to manufacturing our vehicles.

The protection provided by the patent laws is and will be important to our future opportunities. However, such patents and agreements and various other measures we take to protect our intellectual property from use by others may not be effective for various reasons, including the following:

•	our pending patent applications may not result in the issuance of patents;

•	our patents, if issued, may not be broad enough to protect our proprietary rights;

•	the patents we have been granted may be challenged, invalidated or circumvented because of the pre-existence of similar patented or unpatented intellectual property rights or for other reasons;

•	the costs associated with enforcing patents, confidentiality and invention agreements or other intellectual property rights may make aggressive enforcement impracticable;

•	current and future competitors may independently develop similar technology, duplicate our vehicles or design new vehicles in a way that circumvents our patents; and

•	our in-licensed patents may be invalidated or the holders of these patents may seek to breach our license arrangements.

Existing trademark and trade secret laws and confidentiality agreements afford only limited protection. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States, and policing the unauthorized use of our intellectual property is difficult.

Our patent applications may not result in issued patents, which may have a material adverse effect on our ability to prevent others from commercially exploiting products similar to ours.

We cannot be certain that we are the first creator of inventions covered by pending patent applications or the first to file patent applications on these inventions, nor can we be certain that our pending patent applications will result in issued patents or that any of our issued patents will afford protection against a competitor. In addition, patent applications filed in foreign countries are subject to laws, rules and procedures that differ from those of the United States, and thus we cannot be certain that foreign patent applications related to issued U.S. patents will result in issued patents. Furthermore, even if these patent applications do result in issued patents, some foreign countries provide significantly less effective patent enforcement than in the United States.

The status of patents involves complex legal and factual questions and the breadth of claims allowed is uncertain. As a result, we cannot be certain that the patent applications that we file will result in patents being issued, or that our patents and any patents that may be issued to us in the near future will afford protection against competitors with similar technology. In addition, patents issued to us may be infringed upon or designed around by others and others may obtain patents that we need to license or design around, either of which would increase costs and may adversely affect our business, prospects, financial condition and operating results.

Our trademark applications in certain countries remain subject to outstanding opposition proceedings.

We currently sell and market our vehicles in various countries under our Tesla marks. We have filed trademark applications for our Tesla marks and opposition proceedings to trademark applications of third parties in various countries in which we currently sell and plan to sell our vehicles. Certain of our trademark applications are subject to outstanding opposition proceedings brought by owners or applicants alleging prior use of similar marks. If we cannot resolve these oppositions and thereby secure registered rights in these countries, our ability to challenge third party users of the Tesla marks will be reduced and the value of the marks representing our exclusive brand name in these countries will be diluted. In addition, there is a risk that the prior rights owners could in the future take actions to challenge our use of the Tesla marks in these countries. Such actions could have a severe impact on our position in these countries and may inhibit our ability to use the Tesla marks in these countries. If we were prevented from using the Tesla marks in any or all of these countries, we would need to expend significant additional financial and marketing resources on establishing an alternative brand identity in these markets.

We may be subject to claims arising from an airplane crash in which three of our employees died.

In February 2010, three of our employees died in a crash of an airplane owned and piloted by one of our employees. The plane crashed in a neighborhood in East Palo Alto, California. The plane also clipped an electrical tower, causing a power loss and business interruption in parts of Palo Alto, including Stanford University. The cause of the accident is under investigation by the National Transportation Safety Board.

In November 2010, a case was filed against us relating to the crash in California Superior Court. In that case, plaintiffs allege claims for negligence, negligent infliction of emotional distress, trespass, and violations of federal and state aviation laws and regulations against all defendants, and seek compensation for real property damage and loss of use, as well as personal property and emotional distress/bodily injury claims. In December 2010, the plaintiffs settled claims for real property damage but retained their claims for emotional distress, bodily injury and personal property damage. We believe that these remaining claims are covered by insurance.

As a result of the accident, other claims, including but not limited to those arising from loss of or damage to personal property, business interruption losses or damage to the electrical tower and surrounding area, may be asserted against various parties including us. The time and attention of our management may also be diverted in defending such claims. We may also incur costs both in defending against any claims and for any judgments if such claims are adversely determined.

Our facilities or operations could be damaged or adversely affected as a result of disasters or unpredictable events.

Our corporate headquarters in Palo Alto and Tesla Factory in Fremont are located in Northern California, a region known for seismic activity. If major disasters such as earthquakes, fires, floods, hurricanes, wars, terrorist attacks, computer viruses, pandemics or other events occur, or our information system or communications network breaks down or operates improperly, our headquarters and production facilities may be seriously damaged, or we may have to stop or delay production and shipment of our products. In addition, our lease for our Palo Alto facility permits the landlord to terminate the lease following a casualty event if the needed repairs are in excess of certain thresholds and we do not agree to pay for any uninsured amounts. We may incur expenses relating to such damages, which could have a material adverse impact on our business, operating results and financial condition.

If our suppliers fail to use ethical business practices and comply with applicable laws and regulations, our brand image could be harmed due to negative publicity.

Our core values, which include developing the highest quality electric vehicles while operating with integrity, are an important component of our brand image, which makes our reputation particularly sensitive to allegations of unethical business practices. We do not control our independent suppliers or their business practices. Accordingly, we cannot guarantee their compliance with ethical business practices, such as environmental responsibility, fair wage practices, appropriate sourcing of raw materials, and compliance with child labor laws, among others. A lack of demonstrated compliance could lead us to seek alternative suppliers, which could increase our costs and result in delayed delivery of our products, product shortages or other disruptions of our operations.

Violation of labor or other laws by our suppliers or the divergence of an independent supplier’s labor or other practices from those generally accepted as ethical in the United States or other markets in which we do business could also attract negative publicity for us and our brand. This could diminish the value of our brand image and reduce demand for our performance electric vehicles if, as a result of such violation, we were to attract negative publicity. If we, or other manufacturers in our industry, encounter similar problems in the future, it could harm our brand image, business, prospects, financial condition and operating results.

We are obligated to develop and maintain proper and effective internal control over financial reporting. We may not complete our analysis of our internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in our company and, as a result, the value of our common stock.

We are required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting.

This assessment includes disclosure of any material weaknesses identified by our management in our internal control over financial reporting, as well as a statement that our independent registered public accounting firm has issued an attestation report on the effectiveness of our internal control over financial reporting.

Complying with Section 404 requires a rigorous compliance program as well as adequate time and resources. As a result of developing, improving and expanding our core information technology systems as well as implementing new systems to support our sales, engineering, supply chain and manufacturing activities, all of which require significant management time and support, we may not be able to complete our internal control evaluation, testing and any required remediation in a timely fashion. Additionally, if we identify one or more material weaknesses in our internal control over financial reporting, we may be unable to assert that our internal controls are effective. If we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, which would have a material adverse effect on the price of our common stock.

Risks Related to the Ownership of our Common Stock

Concentration of ownership among our existing executive officers, directors and their affiliates may prevent new investors from influencing significant corporate decisions.

As of June 30, 2012, our executive officers, directors and their affiliates beneficially owned, in the aggregate, approximately 37.1% of our outstanding shares of common stock. In particular, Elon Musk, our Chief Executive Officer, Product Architect and Chairman of our Board of Directors, beneficially owned approximately 29.0% of our outstanding shares of common stock as of June 30, 2012, which excludes any shares purchased in this offering. As a result, these stockholders will be able to exercise a significant level of control over all matters requiring stockholder approval, including the election of directors, amendment of our certificate of incorporation and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control of our company or changes in management and will make the approval of certain transactions difficult or impossible without the support of these stockholders.

The trading price of our common stock is likely to continue to be volatile.

Our shares of common stock began trading on the Nasdaq Global Select Market on June 29, 2010 and therefore, the trading history for our common stock has been limited. In addition, the trading price of our common stock has been highly volatile and could continue to be subject to wide fluctuations in response to various factors, some of which are beyond our control. Our common stock has experienced an intra-day trading high of $39.95 per share and a low of $22.64 per share over the last 52 weeks.

In addition, the stock market in general, and the market for technology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may seriously affect the market price of companies’ stock, including ours, regardless of actual operating performance. These fluctuations may be even more pronounced in the trading market for our stock during the period following a securities offering. In addition, in the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

A majority of our total outstanding shares are held by insiders and may be sold on a stock exchange in the near future. The large number of shares eligible for public sale or subject to rights requiring us to register them for public sale could depress the market price of our common stock.

The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market in the future, and the perception that these sales could occur may also depress the market price of our common stock. Stockholders owning a majority of our total outstanding shares are entitled, under contracts providing for registration rights, to require us to register shares of our common stock owned by them for public sale in the United States, subject to the restrictions of Rule 144. In addition, we have registered shares previously issued or reserved for future issuance under our equity compensation plans and agreements, a portion of which are related to outstanding option awards. Subject to the satisfaction of applicable exercise periods and, in certain cases, lock-up agreements, the shares of common stock issued upon exercise of outstanding options will be available for immediate resale in the United States in the open market. Sales of our common stock as restrictions end or pursuant to registration rights may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales also could cause our stock price to fall and make it more difficult for you to sell shares of our common stock.

Mr. Musk has borrowed funds from an affiliate of our underwriter and pledged shares of our common stock to secure this borrowing. The forced sale of these shares pursuant to a margin call could cause our stock price to decline and negatively impact our business.

In June 2011, Goldman Sachs Bank USA, an affiliate of Goldman, Sachs & Co., made a loan in the amount of $35 million to Elon Musk and the Elon Musk Revocable Trust dated July 22, 2003, or the Trust. Interest on the loan accrues at market rates. Goldman Sachs Bank USA received customary fees and expense reimbursements in connection with this loan. Goldman Sachs Bank USA made additional extensions of credit in an aggregate amount of $50 million to Elon Musk and the Trust and Mr. Musk used a portion of the proceeds of such loans to purchase shares in our June 2011 private placement. Interest on the loans will accrue at market rates. Goldman Sachs Bank USA received customary fees and expense reimbursements in connection with these loans. As a regulated entity, Goldman Sachs Bank USA makes decisions regarding making and managing its loans independent of Goldman, Sachs & Co. Mr. Musk and Goldman have a long-standing relationship of almost a decade. We are not a party to these loans, which are full recourse against Mr. Musk and the Trust and are secured by a pledge of a portion of the Tesla common stock currently owned by Mr. Musk and the Trust and other shares of capital stock of unrelated entities owned by Mr. Musk and the Trust. The terms of these loans were negotiated directly between Mr. Musk and Goldman Sachs Bank USA.

If the price of our common stock declines, Mr. Musk may be forced by Goldman Sachs Bank USA to provide additional collateral for the loans or to sell shares of Tesla common stock in order to remain within the margin limitations imposed under the terms of his loans. The loans between Goldman Sachs Bank USA and Mr. Musk and the Trust prohibit the non-pledged shares currently owned by Mr. Musk and the Trust from being pledged to secure other loans. In addition, our DOE Loan Facility requires Mr. Musk and certain of his affiliates, until one year after we complete the project relating to the Model S Facility, to own at least 65% of the Tesla capital stock held by them as of the date of the DOE Loan Facility, and a failure to comply would be an event of default that could result in an acceleration of all obligations under the DOE Loan Facility documents and the exercise of other remedies by the DOE. These factors may limit Mr. Musk’s ability to either pledge additional shares of Tesla common stock or sell shares of Tesla common stock as a means to avoid or satisfy a margin call with respect to his pledged Tesla common stock in the event of a decline in our stock price that is large enough to trigger a margin call. Any sales of common stock following a margin call that is not satisfied may cause the price of our common stock to decline further.

Anti-takeover provisions contained in our certificate of incorporation and bylaws, as well as provisions of Delaware law, could impair a takeover attempt.

Our certificate of incorporation, bylaws and Delaware law contain provisions which could have the effect of rendering more difficult, delaying or preventing an acquisition deemed undesirable by our board of directors. Our corporate governance documents include provisions:

•	creating a classified board of directors whose members serve staggered three-year terms;

•	authorizing “blank check” preferred stock, which could be issued by the board without stockholder approval and may contain voting, liquidation, dividend and other rights superior to our common stock;

•	limiting the liability of, and providing indemnification to, our directors and officers;

•	limiting the ability of our stockholders to call and bring business before special meetings;

•	requiring advance notice of stockholder proposals for business to be conducted at meetings of our stockholders and for nominations of candidates for election to our board of directors;

•	controlling the procedures for the conduct and scheduling of board and stockholder meetings; and

•	providing the board of directors with the express power to postpone previously scheduled annual meetings and to cancel previously scheduled special meetings.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management.

As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation law, which prevents some stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations without approval of the holders of substantially all of our outstanding common stock.

Any provision of our certificate of incorporation or bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

If securities or industry analysts publishing research or reports about us, our business or our market change their recommendations regarding our stock adversely or cease to publish research or reports about us, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. If any of the analysts who may cover us change their recommendation regarding our stock adversely, or provide more favorable relative recommendations about our competitors, our stock price would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

We do not expect to declare any dividends in the foreseeable future.

We do not anticipate declaring any cash dividends to holders of our common stock in the foreseeable future. Consequently, investors may need to rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our common stock.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of the shares of common stock in this offering will be approximately $192.7 million, after deducting underwriting discounts and commissions and estimated offering expenses that we must pay. If the underwriter’s option to purchase additional shares in this offering is exercised in full, we estimate that our net proceeds will be approximately $221.6 million. The estimated net proceeds are based on the public offering price of $28.25 per share.

We intend to use the net proceeds from this offering for general corporate purposes.

Pending use of the proceeds as described above, we intend to invest the proceeds in highly liquid cash equivalents that are permitted under our DOE Loan Facility or United States government securities.

PRICE RANGE OF COMMON STOCK

Our common stock has been traded on the Nasdaq Global Select Market under the symbol “TSLA” since June 29, 2010. Prior to that time there was no public market for our stock. The following table sets forth for the indicated periods the high and low sales prices per share for our common stock on the Nasdaq Global Select Market.

	High	Low
Year Ended December 31, 2010:
Second Quarter (from June 29, 2010)	$30.42	$17.54
Third Quarter	$25.92	$14.98
Fourth Quarter	$36.42	$20.00

Year Ended December 31, 2011:
First Quarter	$28.71	$21.11
Second Quarter	$31.50	$24.20
Third Quarter	$30.44	$21.50
Fourth Quarter	$35.00	$22.93

Year Ending December 31, 2012:
First Quarter	$39.95	$22.64
Second Quarter	$38.47	$26.83
Third Quarter (through September 27, 2012)	$36.00	$25.52

The last reported sale price for our common stock on the Nasdaq Global Select Market was $28.49 per share on September 27, 2012. We estimate that there were approximately 468 holders of record of our common stock as of September 27, 2012.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common or convertible preferred stock. We currently do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws and compliance with certain covenants under our loan facility with the United States Department of Energy, which restrict or limit our ability to pay dividends, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2012:

•	on an actual basis;

•

on an as adjusted basis to give effect to the sale of 6,925,740 shares of common stock in this offering at the public offering price of $28.25 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with our unaudited consolidated interim financial statements and the related notes included in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 and incorporated by reference into this prospectus supplement and the accompanying prospectus.

	As of June 30, 2012
	Actual	As Adjusted
	(Unaudited)
	(in thousands, except share and per share data)
Cash and cash equivalents	$210,554	$403,227

Restricted cash	$25,933	$25,933

Common stock warrant liability	$8,529	$8,529
Capital lease obligations, less current portion	4,720	4,720
Long-term debt, less current portion	396,155	396,155
Stockholders’ equity:
Preferred stock, par value $0.001; 100,000,000 shares authorized, no shares issued and outstanding, actual; no shares issued and outstanding, as adjusted	—	—
Common stock, par value $0.001; 2,000,000,000 shares authorized; 105,323,351 shares issued and outstanding, actual; 112,249,092 shares issued and outstanding, as adjusted	105	112
Additional paid-in capital	926,981	1,119,646
Accumulated deficit	(864,871)	(864,871)

Total stockholders’ equity	62,215	254,888

Total capitalization	$471,619	$664,292

The table above does not give effect to $33.3 million in additional funds borrowed under our DOE Loan Facility in August 2012.

The number of shares of common stock set forth in the table above excludes:

•	18,814,904 shares of common stock issuable upon the exercise of options outstanding at June 30, 2012, at a weighted average exercise price of $17.08 per share,

•

6,579,976 shares of common stock issuable upon exercise of options granted after June 30, 2012 at a weighted average exercise price of $30.95 per share, which includes the 5,274,901 shares of common stock issuable upon the exercise of an option granted to our Chief Executive Officer, Elon Musk, on August 13, 2012, which will vest upon the achievement of certain milestones;

•

3,085,011 shares of common stock issuable upon the exercise of a warrant granted to the DOE in connection with the closing of our DOE Loan Facility in January 2010, at an exercise price of $7.54 per share and 5,100 shares of common stock issuable upon the exercise of a warrant granted to the DOE in May 2010, at an exercise price of $8.94 per share (if we prepay our DOE Loan Facility in full or in part, the total amount of shares exercisable under these warrants will be proportionately reduced); and

•

3,141,428 shares of common stock reserved for future issuance under our stock-based compensation plans, consisting of 1,122,662 shares of common stock reserved for issuance under our 2010 Equity Incentive Plan and 2,018,766 shares of common stock reserved for issuance under our 2010 Employee Stock Purchase Plan and shares that become available under the 2010 Equity Incentive Plan and 2010 Employee Stock Purchase Plan pursuant to provisions thereof that automatically increase the share reserves under the plans each year.

The above capitalization information assumes no exercise by the underwriter of its right to purchase up to an additional 1,038,861 shares of common stock from us.

MATERIAL UNITED STATES TAX CONSIDERATIONS FOR NON-UNITED STATES HOLDERS

The following is a summary of the material United States federal income tax and estate tax consequences of the ownership and disposition of our common stock to non-United States holders, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in United States federal income tax or estate tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary also does not address the tax considerations arising under the laws of any United States state or local or any non-United States jurisdiction or under United States federal gift and estate tax laws, except to the limited extent below. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	persons subject to the alternative minimum tax;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

•	certain former citizens or long-term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction;

•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, for investment purposes); or

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership or entity classified as a partnership for United States federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors.

You are urged to consult your tax advisor with respect to the application of the United States federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the United States federal estate or gift tax rules or under the laws of any United States state or local or any non-United States or other taxing jurisdiction or under any applicable tax treaty.

Non-United States Holder Defined

For purposes of this discussion, you are a non-United States holder if you are any holder other than:

•	an individual citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States, any State thereof or the District of Columbia;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•

a trust (x) whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (y) which has made an election to be treated as a United States person.

Distributions

If we make distributions on our common stock, those payments will constitute dividends for United States tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.

Any dividend paid to you generally will be subject to United States withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate.

Dividends received by you that are effectively connected with your conduct of a United States trade or business (and, if an income tax treaty applies, such dividend is attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally are exempt from such withholding tax. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to United States persons, net of certain deductions and credits, subject to an applicable income tax treaty providing otherwise. In addition, if you are a corporate non-United States holder, dividends you receive that are effectively connected with your conduct of a United States trade or business (and, if an income tax treaty applies, such dividends are attributable to a permanent establishment maintained by the non-U.S. holder in the United States) may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

If you are eligible for a reduced rate of withholding tax pursuant to a tax treaty, you may be able to obtain a refund of any excess amounts currently withheld if you file an appropriate claim for refund with the IRS.

Gain on Sale or Other Disposition of Common Stock

You generally will not be required to pay United States federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the gain is effectively connected with your conduct of a United States trade or business (and, if an income tax treaty applies, the gain is attributable to a permanent establishment maintained by you in the United States), in which case you will be required to pay tax on the net gain derived from the sale under regular graduated United States federal income tax rates, and for a non-United States holder that is a corporation, such non-United States holder may be subject to the branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty;

•

you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met, in which case you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by United States source capital losses (even though you are not considered a resident of the United States) (subject to applicable income tax or other treaties); or

•

our common stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation” for United States federal income tax purposes, a USRPHC, at any time within the shorter of the five-year period preceding the disposition or your holding period for our common stock. We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as United States real property interests only if you actually or constructively hold more than five percent of such regularly traded common stock at any time during the applicable period that is specified in the Code.

United States Federal Estate Tax

Our common stock held (or treated as held) by an individual non-United States holder at the time of death will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and therefore may be subject to United States federal estate tax.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends or of proceeds on the disposition of stock made to you may be subject to additional information reporting and backup withholding at a current rate of 28% (scheduled to increase to 31% for taxable years beginning after December 31, 2012) unless you establish an exemption, for example by properly certifying your non-United States status on a Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a United States person.

Backup withholding is not an additional tax; rather, the United States income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Recently Enacted Legislation Affecting Taxation of Our Common Stock Held By or Through Foreign Entities

Recently enacted legislation and administrative guidance generally will impose a United States federal withholding tax of 30% on any dividends paid after December 31, 2013 and the proceeds of a sale of our common stock paid after December 31, 2014 to (i) a “foreign financial institution” (as specially defined under these rules), unless such institution enters into an agreement with the United States government to withhold on certain payments and to collect and provide to the United States tax authorities substantial information regarding United States account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with United States owners) or (ii) a non-financial foreign entity unless such entity provides the withholding agent with a certification identifying the direct and indirect United States owners of the entity. Under certain circumstances, a non-United States holder might be eligible for refunds or credits of such taxes. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

The preceding discussion of United States federal tax considerations is for general information only. It is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular United States federal, state and local and non-United States tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING

We and the underwriter named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, the underwriter has agreed to purchase all of the 6,925,740 shares being offered hereby.

The underwriter is committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriter sells more shares than the number set forth in the first paragraph above, the underwriter has an option to buy up to an additional 1,038,861 shares from us to cover such sales. The underwriter may exercise that option for 30 days.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriter by us. Such amounts are shown assuming both no exercise and full exercise of the underwriter’s option to purchase 1,038,861 additional shares.

Paid by Us

	No Exercise	Full Exercise
Per Share	$0.35802	$0.36659
Total	$2,479,565	$2,919,782

Shares sold by the underwriter to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriter to securities dealers may be sold at a discount of up to $0.21481 per share from the public offering price. If all the shares are not sold at the public offering price, the underwriter may change the offering price and other selling terms. The offering of the shares by the underwriter is subject to receipt and acceptance and subject to the underwriter’s right to reject any order in whole or in part.

We and Elon Musk, our Chief Executive Officer, Product Architect and Chairman of the Board of Directors, have agreed with the underwriter, subject to certain exceptions, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of common stock, options or warrants to purchase shares of common stock or securities convertible into, exchangeable for or that represent the right to receive shares of common stock, whether now owned or hereafter acquired, or engage in any other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of shares of our common stock, during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. With respect to issuances or sales by us, this agreement does not apply to any existing equity incentive plans, securities issued upon the exercise of options or upon the exercise, conversion or exchange of exercisable, convertible or exchangeable securities outstanding as of the date hereof, issuances of securities in connection with mergers or acquisitions we may make in an aggregate amount not to exceed 5% of our fully diluted outstanding stock as of the date hereof and other customary exceptions.

Our common stock is listed on the Nasdaq Global Select Market under the symbol “TSLA.”

In connection with the offering, the underwriter may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriter of a greater number of shares than it is required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriter’s option to purchase additional shares from us in the offering. The underwriter may close out any covered short position by either exercising its option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase additional shares pursuant to the option granted to it. “Naked” short sales are any sales in excess of such option. The underwriter must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriter in the open market prior to the completion of the offering.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriter for its own account, may have the effect of preventing or retarding a decline in the market price of our stock, and may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. The underwriter is not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the Nasdaq Global Select Market, in the over-the-counter market or otherwise.

Mr. Elon Musk, our Chief Executive Officer, Product Architect and Chairman of our Board of Directors, through The Elon Musk Revocable Trust dated July 22, 2003, has indicated his interest in purchasing up to 35,398 shares of our common stock in this offering at the public offering price, for an aggregate purchase price of approximately $1 million.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State) with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) an offer of the notes may not be made to the public in that Relevant Member State other than:

(a) to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b) to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the underwriter; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of notes shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State. The expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

The underwriter must:

(a) only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(b) comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $500,000.

We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

The underwriter and its affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. The underwriter and its affiliates have, from time to time, performed, and may in the future perform, a variety of these services for the issuer, for which they received or will receive customary fees and expenses.

Goldman Sachs Bank USA, an affiliate of Goldman, Sachs & Co., has made loans in an aggregate amount of $85 million to Elon Musk and the Elon Musk Revocable Trust dated July 22, 2003, or the Trust. Interest on these loans accrues at market rates. Goldman Sachs Bank USA received customary fees and expense reimbursements in connection with these loans. As a regulated entity, Goldman Sachs Bank USA makes decisions regarding making and managing its loans independent of Goldman, Sachs & Co. Mr. Musk and Goldman have a long-standing relationship of almost a decade. We are not a party to these loans, which are full recourse against Mr. Musk and the Trust and are secured by a pledge of a portion of the Tesla common stock currently owned by Mr. Musk and the Trust and other shares of capital stock of unrelated entities owned by Mr. Musk and the Trust. The terms of these loans were negotiated directly between Mr. Musk and Goldman Sachs Bank USA.

In the ordinary course of their various business activities, the underwriter and its affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade debt and equity securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriter and its affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Simpson Thacher & Bartlett LLP, Palo Alto, California, is acting as counsel to the underwriter.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus Supplement by reference to the Annual Report on Form 10-K for the year ended December 31, 2011 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

INFORMATION INCORPORATED BY REFERENCE

The rules of the SEC allow us to incorporate by reference information into this prospectus supplement. The information incorporated by reference is considered to be a part of this prospectus supplement, and information that we file later with the SEC will automatically update and supersede this information. This prospectus supplement incorporates by reference the documents listed below:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the SEC on February 27, 2012, as amended;

•	The information specifically incorporated by reference into the Annual Report from our definitive proxy statement on Schedule 14A, filed with the SEC on April 13, 2012;

•

Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2012, filed with the SEC on May 10, 2012, and our Quarterly Report on Form 10-Q for the second quarter ended June 30, 2012, filed with the SEC on August 2, 2012;

•	Our Current Reports on Form 8-K, filed with the SEC on March 26, 2012, June 8, 2012 and September 25, 2012; and

•

The description of our common stock contained in our Registration Statement on Form 8-A (Commission File No. 001-34756), filed with the SEC on May 27, 2010, including any subsequent amendment or any report filed for the purpose of updating such description.

All reports and other documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus supplement and prior to the termination of this offering shall be deemed to be incorporated by reference into this prospectus supplement and to be part hereof from the date of filing of such reports and other documents.

Notwithstanding the foregoing, we are not incorporating by reference any documents, portions of documents, exhibits or other information that is deemed to have been furnished to, rather than filed with, the SEC.

Any statement contained in a document incorporated by reference into this prospectus supplement shall be deemed to be modified or superseded for the purposes of this prospectus supplement to the extent that a statement contained herein or in any subsequently filed document that is also incorporated by reference in this prospectus supplement modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus supplement is delivered, upon written or oral request of any such person, a copy of any or all of the documents that has been or may be incorporated by reference into this prospectus supplement (excluding certain exhibits to the documents) at no cost. Any such request may be made in writing or by telephoning our Investor Relations department at the following address or telephone number:

Tesla Motors, Inc.

3500 Deer Creek Road

Palo Alto, CA 94304

Attention: Investor Relations

Telephone: 650-681-5000

PROSPECTUS

Tesla Motors, Inc.

Common Stock

By this prospectus, we may offer and sell from time to time the common stock described in this prospectus. You should read this prospectus, any prospectus supplement and free writing prospectus, together with any documents we incorporate by reference, before you invest in our common stock. The prospectus supplement or free writing prospectus may also add to, update, supplement or clarify information contained in this prospectus. This prospectus may not be used to sell our common stock unless accompanied by a prospectus supplement.

Our common stock is listed on the Nasdaq Global Select Market under the symbol “TSLA.”

We may offer and sell our common stock to or through one or more agents, underwriters, dealers or other third parties or directly to one or more purchasers on a continuous or delayed basis. If we use any agents, underwriters or dealers to sell our common stock, we will name them and describe their compensation in a prospectus supplement. The price to the public of our common stock and the net proceeds we expect to receive from the sale of such common stock will also be set forth in a prospectus supplement.

Investing in our common stock involves risks. You should carefully consider the risks described under “Risk Factors” on page 1 of this prospectus, as well as in the applicable prospectus supplement and the other information contained or incorporated by reference in this prospectus and the applicable prospectus supplement, before making a decision to invest in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 28, 2012.

We are responsible for the information contained and incorporated by reference in this prospectus, in any accompanying prospectus supplement, and in any related free writing prospectus we prepare or authorize. We have not authorized anyone to give you any other information, and we take no responsibility for any other information that others may give you. If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document, unless the information specifically indicates that another date applies. Our business, financial condition, results of operations and prospects may have changed since those dates.

Unless we have indicated otherwise, references in this prospectus to “Tesla,” “we,” “us,” “our” and similar terms refer to Tesla Motors, Inc. and its subsidiaries.

i

ABOUT THIS PROSPECTUS

This prospectus is part of an automatic shelf registration statement that we filed with the Securities and Exchange Commission (the “SEC”) as a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”). We may offer the common stock described in this prospectus from time to time in one or more offerings. This prospectus only provides you with a general description of the common stock to be offered. Each time we sell our common stock pursuant to this prospectus, we will describe in a prospectus supplement, which will be delivered with this prospectus, specific information about the offering. The applicable prospectus supplement may also add, update or change the information contained in this prospectus. If there is any inconsistency between the information in this prospectus and any applicable prospectus supplement, you should rely on the information in the applicable prospectus supplement. Before making an investment in our common stock, you should carefully read both this prospectus, any applicable prospectus supplement and any applicable free writing prospectus, together with the information incorporated and deemed to be incorporated by reference herein as described under “Information Incorporated by Reference” and the additional information described under the heading “Where You Can Find More Information.” This prospectus may not be used to sell our common stock unless accompanied by a prospectus supplement.

The registration statement of which this prospectus is a part, including the exhibits to the registration statement, provides additional information about us and the securities. Wherever references are made in this prospectus to information that will be included in a prospectus supplement, to the extent permitted by applicable law, rules or regulations, we may instead include such information or add, update or change the information contained in this prospectus by means of a post-effective amendment to the registration statement of which this prospectus is a part, through filings we make with the SEC that are incorporated by reference into this prospectus or by any other method as may then be permitted under applicable law, rules or regulations. The registration statement, including the exhibits to the registration statement and any post-effective amendment thereto, can be obtained from the SEC, as described under the heading “Where You Can Find More Information.”

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This prospectus and any prospectus supplement or free writing prospectus, including the documents incorporated or deemed to be incorporated by reference into this prospectus, may include forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements other than statements of historical facts contained in this prospectus, including statements relating to the progress we are making with respect to the development, testing, performance, attributes, ability to add future options, quality expectations, safety expectations, schedule of development, test drives, production ramp and delivery expectations of Model S; the schedule, development, features, anticipated performance, safety expectations, volume expectations and pricing of, and our ability to leverage the Model S platform for, Model X; the ability of our suppliers to supply quality parts in volumes consistent with our production ramp of Model S; the ability to achieve vehicle volume, revenue, gross margin, spending and profitability and free cash flow targets (defined as cash flow from operations less capital expenditures); our ability to produce vehicles in volume at the Tesla Factory in Fremont, California; the schedules related to, the financial results, including the total value, expected from, and the expected benefits from working on the development programs with Daimler and Toyota; our ability to execute multiple product development programs simultaneously; and future store, service center and Tesla Supercharger opening and expansion plans are “forward-looking statements” that are subject to risks and uncertainties. These forward-looking statements are based on management’s current expectations, and as a result of certain risks and uncertainties actual results may differ materially from

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those projected. The following important factors, without limitation, could cause actual results to differ materially from those in the forward-looking statements: further delays in the ramping of production of Model S, including the ability of suppliers to supply parts at desired quality and quantity levels; our future success depends on our ability to design and achieve market acceptance of new vehicle models, specifically Model S and Model X; consumers’ willingness to adopt electric vehicles and electric cars in particular; our ability to manage our business consistent with the requirements of our DOE Loan Facility; risks associated with the ability to achieve the expected financial results from the development and production of powertrain systems for the Toyota RAV4 EV and vehicles for Daimler; competition in the automotive market generally and the alternative fuel vehicle market in particular; our ability to establish, maintain and strengthen our brand; the unavailability, reduction or elimination of governmental and economic incentives for electric vehicles; our ability to establish, maintain and strengthen our relationships with strategic partners such as Daimler, Toyota and Panasonic; and our ability to execute on our plans for our new interactive retail strategy and for new store, service center and Tesla Supercharger openings. We disclaim any obligation to update information contained in these forward-looking statements whether as a result of new information, or future events, except as required by law.

More information on potential factors that could affect our financial results is included from time to time in our SEC filings and reports, including the risks identified under the section captioned “Risk Factors” in our periodic reports on Form 10-K and Form 10-Q that we file with the SEC. We disclaim any obligation to update information contained in these forward-looking statements whether as a result of new information, future events, or otherwise.

Although we undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law, you are advised to consult any additional disclosures we make in our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. See “Where You Can Find More Information.”

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the common stock offered by this prospectus. This prospectus, filed as part of the registration statement, does not contain all the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us, we refer you to the registration statement and to its exhibits and schedules.

We file annual, quarterly and current reports and other information with the SEC. You may read and copy any materials we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the Public Reference Room. The SEC also maintains an internet website at www.sec.gov that contains periodic and current reports, proxy and information statements, and other information regarding registrants that are filed electronically with the SEC.

These documents are also available, free of charge, through the Investors section of our website, which is located at www.teslamotors.com. The reference to our website address does not constitute incorporation by reference of the information contained on our website.

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TESLA MOTORS, INC.

Overview

We design, develop, manufacture and sell high-performance fully electric vehicles and advanced electric vehicle powertrain components. We own our sales and service network and have operationally structured our business in a manner that we believe will enable us to rapidly develop and launch advanced electric vehicles and technologies. We believe our vehicles, electric vehicle engineering expertise, and operational structure differentiates us from incumbent automobile manufacturers.

We are the first company to commercially produce a federally-compliant highway-capable electric vehicle, the Tesla Roadster, which was first introduced in 2008. The Roadster’s proprietary electric vehicle powertrain system is the foundation of our business and, with design enhancements, forms the basis for our Model S sedan, our Model X crossover and other future vehicles. We began deliveries of Model S in June 2012.

Our Model S is being manufactured with an adaptable platform architecture upon which other future vehicles, including our Model X crossover, will be based. We revealed a prototype of the Model X crossover in February 2012. We plan to start Model X production in 2014.

In addition to developing our own vehicles, we provide services for the development of electric powertrain components and sell electric powertrain components to other automotive manufacturers. We have provided development services and powertrain components to Daimler AG (Daimler) for its Smart fortwo and A-Class electric vehicles and are developing a full electric powertrain for an additional Mercedes Benz vehicle. Additionally, we are providing a full electric powertrain system to Toyota Motor Corporation (Toyota) which has been integrated into an electric version of the Toyota RAV4.

We were incorporated in 2003 in Delaware. As of September 24, 2012, we had 2,580 employees worldwide. We are headquartered in Palo Alto, California. Our principal executive offices are located at 3500 Deer Creek Road, Palo Alto, California 94304, and our telephone number at this location is (650) 681-5000. We completed our initial public offering in July 2010 and our common stock is listed on the Nasdaq Global Select Market under the symbol “TSLA.” Our website address is www.teslamotors.com. Information contained on our website is not incorporated by reference into this prospectus and you should not consider information on our website to be part of this prospectus.

The “Tesla” design logo, “Tesla,” “Tesla Motors,” “Tesla Roadster,” “Model S,” “Model X” and other trademarks or service marks of Tesla appearing in this prospectus supplement and the accompanying prospectus are the property of Tesla.

RISK FACTORS

You should carefully consider, among other things, the matters discussed under “Risk Factors” in Part II, Item 1A of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 and in the other documents that we include or incorporate by reference into this prospectus.

USE OF PROCEEDS

Unless the applicable prospectus supplement indicates otherwise, we intend to use net proceeds from the sale of the common stock offered hereby for general corporate purposes. We may temporarily invest funds that are not immediately needed for these purposes in short-term marketable securities.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws. This summary does not purport to be complete and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, copies of which have been previously filed with the SEC, and applicable provisions of Delaware law.

Our authorized capital stock consists of 2,100,000,000 shares, with a par value of $0.001 per share, of which:

•	2,000,000,000 shares are designated as common stock; and

•	100,000,000 shares are designated as preferred stock.

As of June 30, 2012, we had outstanding 105,323,351 shares of common stock, held of record by 460 stockholders, and no shares of preferred stock. A substantially greater number of holders of our common stock are “street name” or beneficial holders, whose shares are held by banks, brokers and other financial institutions.

In addition, as of June 30, 2012, we also had outstanding options to acquire 18,814,904 shares of common stock.

Common Stock

The holders of common stock are entitled to one vote per share on all matters submitted to a vote of our stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive ratably any dividends declared by our board of directors out of assets legally available. Upon our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding shares of preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

Pursuant to our amended and restated certificate of incorporation, our board of directors has the authority, without further action by our stockholders, to issue from time to time up to 100,000,000 shares of preferred stock in one or more series. Our board of directors may designate the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms and the number of shares constituting any series or the designation of any series. The issuance of preferred stock could have the effect of restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock or delaying deterring or preventing a change in control. Such issuance could have the effect of decreasing the market price of the common stock. The issuance of preferred stock or even the ability to issue preferred stock could also have the effect of delaying, deterring or preventing a change in control. We currently have no plans to issue any shares of preferred stock.

Warrants

In connection with our loan facility from the United States Department of Energy (DOE Loan Facility) we have issued the DOE a convertible warrant to purchase up to 3,085,011 shares of our common stock, at an exercise price of $7.54 per share, and a warrant to purchase up to 5,100 shares of our common stock, at an exercise price of $8.94 per share. The shares subject to the warrants will vest and become exercisable beginning on December 15, 2018 in quarterly amounts through December 14, 2022 proportionately based on the average outstanding balance of the loan during the prior quarter. If we prepay our DOE Loan Facility in full or in part, the total amount of shares exercisable under the warrants will be proportionately reduced. If not exercised, these warrants will expire after December 15, 2023. Upon an event of default either arising from a change of control or any other event of default that is not cured after a certain period, the warrants will vest with respect to all unvested shares then remaining under the warrants. Prior to December 15, 2018, the warrants are transferable by the DOE only to other federal agencies of the United States government. After December 15, 2018, the warrants are transferable to any other person or entity. The warrants contain provisions for the adjustment of the exercise price and the number of shares issuable upon exercise in the event of stock dividends, stock splits, reorganizations, and reclassifications, consolidations and the like.

Registration Rights

Stockholder Registration Rights

Certain holders of unregistered common stock purchased in private placements, or their permitted transferees (Registration Rights Holders), are entitled to rights with respect to the registration of such shares under the Securities Act. These rights are provided under the terms of an investors’ rights agreement between us and the holders of these shares, and include demand registration rights, short-form registration rights and piggyback registration rights. All fees, costs and expenses of underwritten registrations will be borne by us and all selling expenses, including underwriting discounts and selling commissions, will be borne by the holders of the shares being registered.

The registration rights terminate with respect to the registration rights of an individual holder after the date that is five years following such time when the holder can sell all of the holder’s shares in any three month period under Rule 144 or another similar exemption under the Securities Act, unless such holder holds at least 2% of our voting stock.

Demand Registration Rights

The Registration Rights Holders are currently entitled to demand registration rights. Under the terms of the investors’ rights agreement, we will be required, at our expense, upon the written request of holders of a majority of these shares, to use our best efforts to register all or a portion of these shares for public resale. We are required to effect only two registrations pursuant to this provision of the investors’ rights agreement. In addition, we are required to effect up to two separate registrations upon the written request of Blackstar Investco LLC, or Blackstar.

Short-Form Registration Rights

The Registration Rights Holders are also currently entitled to short-form registration rights. If we are eligible to file a registration statement on Form S-3, these holders have the right, upon written request from either the holders of at least 20% of these shares to us, or Blackstar, to have such shares registered by us at our expense if the proposed aggregate offering price of the shares to be registered by the holders requesting registration, net of underwriting discounts and commissions, is at least $1,000,000, subject to certain exceptions.

Piggyback Registration Rights

The Registration Rights Holders are currently entitled to piggyback registration rights. If we register any of our securities either for our own account or for the account of other security holders, the holders of these shares are entitled to include their shares in the registration at our expense. The underwriters of any underwritten offering have the right to limit the number of shares registered by these holders for marketing reasons, subject to certain limitations.

DOE Registration Rights

In connection our DOE Loan Facility, we have also granted certain registration rights to the DOE related to the shares exercisable upon the warrants issued to the DOE described above. These registration rights will only become effective if the DOE elects to exercise all or a portion of the shares subject to the warrants.

Demand Registration Rights

Under the terms of this agreement, the DOE is entitled to demand two registrations of our common stock. If the DOE initiates a demand registration pursuant to this provision, we will be required to use best efforts to register all or a portion of these shares for public resale.

Short-Form Registration Rights

The DOE is entitled to short-form registration rights. If we are eligible to file a registration statement on Form S-3, the DOE has the right, upon written request, to have such shares registered by us at our expense if the proposed aggregate offering price of the shares to be registered by the holders requesting registration, net of underwriting discounts and commissions, is at least $1,000,000, subject to certain exceptions.

Piggyback Registration Rights

The DOE is entitled to piggyback registration rights. If we register any of our securities either for our own account or for the account of other security holders, the DOE is entitled to include its shares in the registration. The underwriters of any underwritten offering have the right to limit the number of shares registered by the DOE for marketing reasons, subject to certain limitations.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation and our amended and restated bylaws contain certain provisions that could have the effect of delaying, deterring or preventing another party from acquiring control of us. These provisions and certain provisions of Delaware law, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate more favorable terms with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us.

Undesignated Preferred Stock

As discussed above, our board of directors has the ability to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our company.

Limits on Ability of Stockholders to Act by Written Consent or Call a Special Meeting

Our amended and restated certificate of incorporation provides that our stockholders may not act by written consent, which may lengthen the amount of time required to take stockholder actions. As a result, a holder controlling a majority of our capital stock would not be able to amend our bylaws or remove directors without holding a meeting of our stockholders called in accordance with our bylaws.

In addition, our amended and restated bylaws provide that special meetings of the stockholders may be called only by the chairperson of the board, the chief executive officer or our board of directors. Stockholders may not call a special meeting, which may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of our board of directors. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Board Classification

Our board of directors is divided into three classes, one class of which is elected each year by our stockholders. The directors in each class will serve for a three-year term. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is it more difficult and time-consuming for stockholders to replace a majority of the directors on a classified board.

No Cumulative Voting

Our amended and restated certificate of incorporation and amended and restated bylaws do not permit cumulative voting in the election of directors. Cumulative voting allows a stockholder to vote a portion or all of its shares for one or more candidates for seats on the board of directors. Without cumulative voting, a minority stockholder may not be able to gain as many seats on our board of directors as the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on our board of directors to influence our board’s decision regarding a takeover.

Amendment of Charter Provisions

The amendment of the above provisions of our amended and restated certificate of incorporation requires approval by holders of at least two-thirds of our outstanding capital stock entitled to vote generally in the election of directors.

Delaware Anti-Takeover Statute

We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•	prior to the date of the transaction, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, calculated as provided under Section 203; or

•

at or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

The provisions of Delaware law and the provisions of our amended and restated certificate of incorporation and amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they might also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions might also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is ComputerShare Trust Company, N.A. The transfer agent’s address is 250 Royall Street, Canton, Massachusetts 02021, and its telephone number is (800) 662-7232.

Listing

Our common stock is listed on The Nasdaq Global Select Market under the symbol “TSLA.”

PLAN OF DISTRIBUTION

We may sell our common stock from time to time in one or more transactions. We may sell our common stock to or through agents, underwriters, dealers, remarketing firms or other third parties or directly to one or more purchasers or through a combination of any of these methods. We may issue common stock as a dividend or distribution. In some cases, we or dealers acting with us or on behalf of us may also purchase our common stock and reoffer them to the public. We may also offer and sell, or agree to deliver, our common stock pursuant to, or in connection with, any option agreement or other contractual arrangement.

Agents whom we designate may solicit offers to purchase our common stock.

•	We will name any agent involved in offering or selling our common stock, and disclose any commissions that we will pay to the agent, in the applicable prospectus supplement.

•	Unless we indicate otherwise in the applicable prospectus supplement, agents will act on a best efforts basis for the period of their appointment.

•	Agents may be deemed to be underwriters under the Securities Act, of any of our common stock that they offer or sell.

We may use an underwriter or underwriters in the offer or sale of our common stock.

•	If we use an underwriter or underwriters, we will execute an underwriting agreement with the underwriter or underwriters at the time that we reach an agreement for the sale of our common stock.

•

We will include the names of the specific managing underwriter or underwriters, as well as the names of any other underwriters, and the terms of the transactions, including the compensation the underwriters and dealers will receive, in the applicable prospectus supplement.

•	The underwriters will use the applicable prospectus supplement, together with this prospectus, to sell our common stock.

We may use a dealer to sell our common stock.

•	If we use a dealer, we will sell our common stock to the dealer, as principal.

•	The dealer will then sell our common stock to the public at varying prices that the dealer will determine at the time it sells our common stock.

•	We will include the name of the dealer and the terms of the transactions with the dealer in the applicable prospectus supplement.

We may solicit directly offers to purchase our common stock, and we may directly sell our common stock to institutional or other investors. We will describe the terms of direct sales in the applicable prospectus supplement.

We may engage in at the market offerings into an existing trading market in accordance with Rule 415(a)(4) of the Securities Act.

We may indemnify agents, underwriters and dealers against certain liabilities, including liabilities under the Securities Act. Agents, underwriters and dealers, or their affiliates, may be customers of, engage in transactions with or perform services for us or our respective affiliates, in the ordinary course of business.

We may authorize agents and underwriters to solicit offers by certain institutions to purchase our common stock at the public offering price under delayed delivery contracts.

•

If we use delayed delivery contracts, we will disclose that we are using them in the prospectus supplement and will tell you when we will demand payment and when delivery of our common stock will be made under the delayed delivery contracts.

•	These delayed delivery contracts will be subject only to the conditions that we describe in the prospectus supplement.

•

We will describe in the applicable prospectus supplement the commission that underwriters and agents soliciting purchases of our common stock under delayed delivery contracts will be entitled to receive.

Any underwriter, agent or dealer that is a Financial Industry Regulatory Authority member is not permitted to sell our common stock in an offering to accounts over which it exercises discretionary authority without the prior specific written approval of its customer.

Unless otherwise specified in connection with a particular underwritten offering of our common stock, the underwriters will not be obligated to purchase offered common stock unless specified conditions are satisfied, and if the underwriters do purchase any offered common stock, they will purchase all offered common stock.

In connection with underwritten offerings of the offered common stock and in accordance with applicable law and industry practice, the underwriters in certain circumstances are permitted to engage in certain transactions that stabilize the price of our common stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock. If the underwriters create a short position in our common stock in connection with the offering (i.e., if they sell more common stock than are set forth on the cover page of the applicable prospectus supplement), the underwriters may reduce that short position by purchasing our common stock in the open market or as otherwise provided in the applicable prospectus supplement. The underwriters also may impose a penalty bid, whereby selling consessions allowed to dealers participating in the offering may reclaimed if the common stock sold by them are repurchased in connection with stabilization transactions. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of our common stock to the extent that it were to discourage resales of our common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We may effect sales of common stock in connection with forward sale, option or other types of agreements with third parties. Any distribution of common stock pursuant to any forward sale agreement may be effected from time to time in one or more transactions that may take place through a stock exchange, including block trades or ordinary broker’s transactions, or through broker-dealers acting either as principal or agent, or through privately-negotiated transactions, or through an underwritten public offering, or through a combination of any such methods of sale, at market prices prevailing at the time of sale, at prices relating to such prevailing market prices or at negotiated or fixed prices.

The specific terms of the lock-up provisions in respect of any given offering will be described in the applicable prospectus supplement.

LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplement, the validity of any securities offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, a Professional Corporation, our legal counsel.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2011 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

INFORMATION INCORPORATED BY REFERENCE

The rules of the SEC allow us to incorporate by reference information into this prospectus. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. This prospectus incorporates by reference the documents listed below:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the SEC on February 27, 2012, as amended;

•	The information specifically incorporated by reference into the Annual Report from our definitive proxy statement on Schedule 14A, filed with the SEC on April 13, 2012;

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Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2012, filed with the SEC on May 10, 2012, and our Quarterly Report on Form 10-Q for the second quarter ended June 30, 2012, filed with the SEC on August 2, 2012;

•	Our Current Reports on Form 8-K, filed with the SEC on March 26, 2012, June 8, 2012 and September 25, 2012; and

•

The description of our common stock contained in our Registration Statement on Form 8-A (Commission File No. 001-34756), filed with the SEC on May 27, 2010, including any subsequent amendment or any report filed for the purpose of updating such description.

All reports and other documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference into this prospectus and to be part hereof from the date of filing of such reports and other documents.

Notwithstanding the foregoing, we are not incorporating by reference any documents, portions of documents, exhibits or other information that is deemed to have been furnished to, rather than filed with, the SEC.

Any statement contained in a document incorporated by reference into this prospectus shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained herein or in any subsequently filed document that is also incorporated by reference in this prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus or any prospectus supplement.

Tesla Motors, Inc. hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request of any such person, a copy of any or all of the documents that has been or may be incorporated by reference into this prospectus (excluding certain exhibits to the documents) at no cost. Any such request may be made in writing or by telephoning our Investor Relations department at the following address or telephone number:

Tesla Motors, Inc.

3500 Deer Creek Road

Palo Alto, CA 94304

Attention: Investor Relations

Telephone: 650-681-5000

6,925,740 Shares

Tesla Motors, Inc.

Common Stock

Goldman, Sachs & Co.